Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

     GERDAU AMERISTEEL CORPORATION,

 GCV INC.,

 CHAPARRAL STEEL COMPANY,

 and, solely for the purposes of Section 1.15 and Article IIIA, GERDAU, S.A.

DATED AS OF JULY 10, 2007

TABLE OF CONTENTS

ARTICLE I	THE MERGER	2

1.1	The Merger	2
1.2	Closing; Effective Time	2
1.3	Effects of the Merger	2
1.4	Conversion of Company Capital Stock	2
1.5	Merger Sub Common Stock	3
1.6	Company Dissenting Shares	3
1.7	Options and Other Awards	4
1.8	Certificate of Incorporation	4
1.9	Bylaws	5
1.10	Directors and Officers of the Surviving Corporation	5
1.11	Further Assurances	5
1.12	Exchange Fund	5
1.13	Exchange of Shares	5
1.14	Withholding	6
1.15	Guaranty of Guarantor	7

ARTICLE II	REPRESENTATIONS AND WARRANTIES OF THE
	COMPANY	7

2.1	Corporate Organization, Standing and Power	7
2.2	Capitalization	7
2.3	Authority; No Violation	9
2.4	Consents and Approvals	10
2.5	SEC Documents; Financial Statements	10
2.6	Absence of Certain Changes or Events	11
2.7	Undisclosed Liabilities	12
2.8	Legal Proceedings	12
2.9	Taxes and Tax Returns	13
2.10	Employee Benefit Plans	14
2.11	Labor Matters	16
2.12	Compliance with Applicable Law and Regulatory Matters	16
2.13	Material Contracts	16
2.14	Assets	17
2.15	Environmental Matters	18
2.16	State Takeover Laws; Rights Agreement	19
2.17	Insurance	19
2.18	Intellectual Property	19
2.19	Opinion of Financial Advisor	20
2.20	Broker’s Fees	20
2.21	Company Information	20
2.22	No Other Representations or Warranties	20

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ARTICLE III	REPRESENTATIONS AND WARRANTIES OF PARENT	21

3.1	Corporate Organization, Standing and Power	21
3.2	Authority; No Violation	21
3.3	Consents and Approvals	22
3.4	Legal Proceedings	22
3.5	Compliance with Applicable Law and Regulatory Matters	22
3.6	Broker’s Fees	22
3.7	Parent Information	23
3.8	Merger Sub	23
3.9	Financing	23
3.10	No Parent or Merger Sub Ownership of Company Common Stock	24
3.11	No Other Representations or Warranties	24

ARTICLE IIIA	REPRESENTATIONS AND WARRANTIES OF GUARANTOR	24

3A.1	Corporate Existence and Power	24
3A.2	Corporate Authorization	24
3A.3	Governmental Authorization	24
3A.4	Non-Contravention	24
3A.5	No Other Representations or Warranties	25

ARTICLE IV	CONDUCT PRIOR TO THE EFFECTIVE TIME	25

4.1	Conduct of Business Prior to the Effective Time	25
4.2	Conduct of Business of the Company	25
4.3	No Solicitation	28
4.4	Conduct of Parent and Merger Sub	30

ARTICLE V	ADDITIONAL AGREEMENTS	31

5.1	Regulatory Matters	31
5.2	Access to Information	34
5.3	Cooperation with Parent Public Offering	35
5.4	Stockholder Approval	35
5.5	Public Disclosure	35
5.6	Reasonable Best Efforts; Further Assurances	35
5.7	Employees; Employee Benefit Matters	36
5.8	Director and Officer Indemnification	38
5.9	Advise of Changes	39
5.10	Rule 16b-3	39
5.11	Financing Assistance	39

ARTICLE VI	CONDITIONS PRECEDENT	40

6.1	Conditions to the Company’s Obligation To Effect the Merger	40
6.2	Conditions to Parent’s and Merger Sub’s Obligation To Effect the Merger	41
6.3	Conditions to Parent’s and Merger Sub’s Obligation To Effect the Merger	41

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ARTICLE VII	TERMINATION AND AMENDMENT	41

7.1	Termination	41
7.2	Effect of Termination	43
7.3	Expenses and Termination Fees	43

ARTICLE VIII	DEFINITIONS	44

8.1	Certain Defined Terms	44

ARTICLE IX	GENERAL PROVISIONS	51

9.1	Nonsurvival of Representations, Warranties and Agreements	51
9.2	Notices	51
9.3	Interpretation	52
9.4	Disclosure Schedules	52
9.5	Counterparts	52
9.6	Entire Agreement	52
9.7	Binding Effect; Assignment	52
9.8	Amendments and Waivers	53
9.9	Third Party Beneficiaries	53
9.10	Governing Law	53
9.11	Specific Performance	53
9.12	Rules of Construction	53
9.13	Waiver of Jury Trial	54
9.14	Severability	54

EXHIBIT

Exhibit A	Form of Guaranty

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AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 10, 2007, by and among GERDAU AMERISTEEL CORPORATION, a Canadian corporation (“Parent”), GCV INC., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), solely for purposes of Section 1.15 and Article IIIA, GERDAU, S.A., a Brazilian corporation (the “Guarantor”), and CHAPARRAL STEEL COMPANY, a Delaware corporation (the “Company”). Certain terms have the meanings given to such terms in Article VIII.

     WHEREAS, the board of directors of the Company (the “Company Board”) has determined that it is advisable and in the best interests of the Company and its stockholders for Parent to acquire the Company upon the terms and subject to the conditions set forth in this Agreement;

     WHEREAS, in furtherance of the acquisition of the Company by Parent, it is proposed that Merger Sub shall merge with and into the Company (the “Merger”), with the Company being the surviving corporation, upon the terms and subject to the conditions set forth in this Agreement;

     WHEREAS, the Company Board has (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable and in the best interests of the Company and its stockholders, (ii) approved this Agreement and the transactions contemplated by this Agreement, including the Merger, in accordance with the requirements of the DGCL, and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement;

     WHEREAS, the board of directors of Parent has (i) determined that the Merger is advisable and in the best interests of Parent and its stockholders and (ii) approved this Agreement and the transactions contemplated by this Agreement, including the Merger;

     WHEREAS, (i) the board of directors of Merger Sub has determined that the Merger is advisable and in the best interests of Merger Sub and its stockholders and (ii) the stockholders of Merger Sub, have adopted and approved this Agreement and the transactions contemplated by this Agreement, including the Merger;

     WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, the Guarantor has provided the guaranty in favor of the Company, the terms of which are set forth in Exhibit A attached hereto (the “Guaranty”), with respect to the performance by Parent and Merger Sub of their obligations under this Agreement; and

     WHEREAS, pursuant to the Merger, among other things, the outstanding shares of Company Common Stock, other than (i) shares of Company Common Stock held by Parent or Merger Sub or any wholly owned Subsidiary of Parent or Merger Sub, (ii) shares of Company Common Stock held in the treasury of the Company or by any wholly owned Subsidiary of the

Company and (iii) the Company Dissenting Shares, will be converted into the right to receive the Merger Consideration as set forth herein.

     NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
THE MERGER

     1.1 The Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall merge with and into the Company. The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue its corporate existence under the Laws of the State of Delaware. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

     1.2 Closing; Effective Time.

     (a) The closing of the Merger (the “Closing”) shall take place as soon as practicable, and in any event not later than two (2) Business Days after the satisfaction of each of the conditions set forth in Section 6.1 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other time as the parties hereto may agree (the date on which the Closing occurs, the “Closing Date”). The Closing shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019, or at such other location as the parties hereto may agree in writing.

     (b) At the Closing, the Company and Merger Sub shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the provisions of Section 251 of the DGCL. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the merger, the “Effective Time”).

     1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become debts, liabilities and duties of the Surviving Corporation.

     1.4 Conversion of Company Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or the holder of any of the following securities:

     (a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Company Common Stock held by Parent or Merger Sub or any wholly owned Subsidiary of Parent or Merger Sub, (ii) shares of Company Common Stock held in the treasury of the Company or by any wholly owned Subsidiary of the Company and (iii) Company Dissenting Shares) shall be converted into the right to receive $86.00 in cash, without interest (the “Merger Consideration”). All shares of Company Common Stock issued and outstanding immediately prior to the Effective Time held by Parent or Merger Sub or any wholly owned Subsidiary of Parent or Merger Sub, or held in the treasury of the Company shall be cancelled and shall cease to exist as of the Effective Time.

     (b) All shares of Company Common Stock converted into Merger Consideration pursuant to this Section 1.4 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Company Common Stock shall thereafter represent the right to receive with respect to each underlying share of Company Common Stock the Merger Consideration, without interest, plus any unpaid dividends.

     (c) Subject to the consent of Parent pursuant to Section 4.2(b), if, prior to the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, recapitalization or other similar transaction, then an appropriate and proportionate adjustment shall be made to the Merger Consideration.

     1.5 Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent or the Company, each share of the common stock, $0.001 par value, of Merger Sub shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation (which shares shall not be deemed to be shares of Company Common Stock outstanding immediately prior to the Effective Time for purposes of this Agreement).

     1.6 Company Dissenting Shares.

     (a) Notwithstanding Section 1.4, shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has exercised such holder’s right to demand appraisal for such shares in accordance with the DGCL (“Company Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses the right to appraisal. Holders of Company Dissenting Shares shall have those rights, but only those rights, of holders who perfect their appraisal rights under Section 262 of the DGCL. If after the Effective Time any such holder fails to perfect or withdraws or otherwise loses the right to appraisal, the shares of Company Common Stock held by such holder shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration.

     (b) The Company shall give Parent prompt notice of any demand, purported demand, objection, notice, petition or other communication received from stockholders or provided to stockholders by the Company with respect to any Company Dissenting Shares or shares claimed to be Company Dissenting Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such shares. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any demand or purported demand respecting such Company Dissenting Shares.

     1.7 Options and Other Awards.

     (a) At the Effective Time, each option to purchase shares of Company Common Stock (each, a “Company Option”), whether or not then vested, shall vest, automatically be cancelled at the Effective Time and be converted into the right to receive, at the Effective Time, a lump sum cash payment in dollars equal to the product of (i) the number of shares of Company Common Stock subject to such Company Option and (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price per share of such Company Option (such amount, “Option Consideration”), less such amounts as are required to be withheld or deducted under the Code or any provision of U.S. state or local Tax Law with respect to the making of such payment. The Surviving Corporation shall pay the holders of Company Options the cash payments described in this Section 1.7(a) on or as soon as reasonably practicable after the Closing Date, but in any event within five (5) Business Days following the Closing Date.

     (b) Immediately prior to the Effective Time, each award of restricted Company Common Stock (“Company Restricted Shares”) shall vest in full and be converted into the right to receive the Merger Consideration as provided in Section 1.4(a), less such amounts as are required to be withheld or deducted under the Code or any provision of U.S. state or local Tax Law with respect to the making of such payment.

     (c) Immediately following the Effective Time, each deferred stock award or common stock equivalent award measured by the value of a number of shares of Company Common Stock (together, “Deferred Shares”) shall be converted into a vested obligation to pay cash with a value equal to the product of (i) the Merger Consideration and (ii) the number of Deferred Shares (such amount, the “Deferred Share Consideration”), payable on a deferred basis at the time that the underlying Deferred Shares would have been settled under their terms as in effect immediately prior to the Effective Time, plus earnings thereon (as described below), less such amounts as are required to be withheld or deducted under the Code or any provision of U.S. state or local Tax Law with respect to the making of such payment. From and after the Effective Time until the applicable payment date, the Deferred Share Consideration shall earn interest at a rate equal to 120% of the long-term Applicable Federal Rate as prescribed under Section 1274(d) of the Code.

     (d) The Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) and/or the Company Board, as applicable, shall make such adjustments and amendments to or make such determinations with respect to Company Options, Company Restricted Shares and Deferred Shares to implement the foregoing provisions of this Section 1.7.

     1.8 Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended in its entirety to read in the form of the certificate of incorporation of Merger Sub as effective immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “GCV Inc.,” and, as amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

     1.9 Bylaws. At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation.

     1.10 Directors and Officers of the Surviving Corporation. At the Effective Time, subject to applicable Laws, (i) the existing members of the board of directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, and (ii) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

     1.11 Further Assurances. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the Company, Parent and Merger Sub shall cause their respective officers to take all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

     1.12 Exchange Fund. At or prior to the Effective Time, Parent shall (i) designate a bank or trust company reasonably acceptable to the Company to act as paying agent for the Merger (the “Paying Agent”) and (ii) deposit, or cause to be deposited, with the Paying Agent an amount in cash equal to the aggregate Merger Consideration to which holders of Company Common Stock shall be entitled at the Effective Time pursuant to Section 1.4 (such cash, the “Exchange Fund”). The Exchange Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be the property of and payable to Parent.

     1.13 Exchange of Shares.

     (a) As soon as practicable after the Effective Time, the Paying Agent shall mail to each holder of record of one or more certificates of Company Common Stock whose shares are being converted into the Merger Consideration pursuant to Section 1.4 a letter of transmittal (which shall be in customary form, and shall specify that delivery shall be effected, and risk of loss and title to the certificates of Company Common Stock shall pass, only upon delivery of the certificates of Company Common Stock to the Paying Agent or delivery of a lost stock affidavit and indemnity (the “Lost Stock Affidavit”) in form as approved by Parent, in its sole discretion) and instructions for use in effecting the surrender of the certificates of Company Common Stock in exchange for the Merger Consideration. Upon proper surrender of a certificate of Company Common Stock for exchange and cancellation or delivery of a Lost Stock Affidavit, as appropriate, to the Paying Agent, together with such properly completed letter of transmittal, duly executed, the holder of such certificate of Company Common Stock shall be entitled to receive in exchange therefor the amount of Merger Consideration provided in Section 1.4, and the certificate of Company Common Stock so surrendered shall forthwith be cancelled. No interest shall be paid or accrued on any cash or on any unpaid dividends or distributions payable to holders of certificates of Company Common Stock.

     (b) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any certificates of Company Common Stock representing such shares are presented for transfer to the Paying Agent, each such share shall be cancelled and exchanged for the Merger Consideration provided in Section 1.4. In the event of a transfer of ownership of any share of Company Common Stock prior to the Effective Time that has not been registered in the transfer records of the Company, the Merger Consideration payable in respect of such share of Company Common Stock shall be paid to the transferee of such share if the certificate that previously represented such share is presented to the Paying Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid.

     (c) Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for 12 months after the Effective Time shall be paid to Parent. Any stockholders of the Company who have not theretofore complied with this Article I shall thereafter look only to Parent for payment of the Merger Consideration deliverable in respect of each share of Company Common Stock formerly held by such stockholder as determined pursuant to this Agreement without any interest thereon. Notwithstanding the foregoing, neither the Company, Parent, the Paying Agent nor any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

     (d) In the event any certificate of Company Common Stock shall have been lost, stolen or destroyed, upon the making of a Lost Stock Affidavit by the Person claiming such certificate of Company Common Stock to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate of Company Common Stock, the Paying Agent shall issue in exchange for such lost, stolen or destroyed certificate of Company Common Stock the Merger Consideration such holder has a right to receive pursuant to this Article I.

     1.14 Withholding. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration deliverable under this Agreement, and from any other payments made pursuant to this Agreement, such amounts as Parent, the Surviving Corporation and the Paying Agent are required to deduct and withhold with respect to such delivery and payment under the Code or any provision of applicable Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the holder of shares of Company Common Stock in respect of which such deduction and withholding was made by Parent, the Surviving Corporation and the Paying Agent.

     1.15 Guaranty of Guarantor. Pursuant to the form of Guaranty as set forth on Exhibit A attached hereto, Guarantor hereby unconditionally and irrevocably guarantees the due and punctual performance by Parent and Merger Sub of each and every obligation of Parent and Merger Sub arising under this Agreement, including, without limitation, payment by Merger Sub of the Merger Consideration, the Option Consideration and the Deferred Share Consideration, pursuant to the Merger.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as disclosed in the disclosure letter, dated as of the date of this Agreement and delivered to Parent in connection with the execution and delivery of this Agreement (the “Company Disclosure Schedule”), which disclosure shall be subject to Section 9.4, the Company represents and warrants to Parent and Merger Sub as follows:

     2.1 Corporate Organization, Standing and Power. The Company and each of its Subsidiaries which is a corporation is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation. Each of the Company’s Subsidiaries which is a limited liability company, limited partnership, business trust or other form of legal entity is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of the Company and its Subsidiaries has the corporate power and authority to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing has had and would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has furnished or made available to Parent a complete and correct copy of the certificate or articles of incorporation, as amended, and bylaws, as amended, and any other charter or organizational documents, each as amended, of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its certificate or articles of incorporation or bylaws or other charter or organizational documents, each as amended, except for any such violation that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 2.1 of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all of the Company’s directly and indirectly owned Subsidiaries, together with the jurisdiction of incorporation or organization of each such Subsidiary and the percentage of each such Subsidiary’s outstanding capital stock or other equity or other interest owned by the Company or another Subsidiary of the Company.

     2.2 Capitalization.

     (a) The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value of $.01 per share (which common stock together with the associated preferred stock purchase rights issued pursuant to the Rights Agreement is referred to herein as the “Company Common Stock”); and 10,000,000 shares of preferred stock, par value $.01 per share (“Company Preferred Stock”). As of July 5, 2007, (i) 47,160,574 shares of Company Common Stock are issued and 46,945,671 shares of Company Common Stock are outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable, (ii) 2,307,725 shares of Company Common Stock are reserved for issuance upon the exercise of outstanding Company Options, (iii) 214,803 shares of Company Common Stock are held in the treasury of the Company, (iv) 118,530.09 shares of Company Common Stock are reserved for issuance upon settlement of Deferred Shares and (v) 25,000 shares of Company Preferred Stock are reserved for issuance in connection with the Rights Agreement. As of the date of this Agreement, no shares of Company Preferred Stock are outstanding. There are no bonds, debentures, notes or other indebtedness or securities of the Company that have the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth above, as of the date of this Agreement, no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding and no shares of capital stock or other voting securities of the Company shall be issued or become outstanding after the date of this Agreement other than upon exercise or settlement of Company Options and Deferred Shares outstanding as of the date of this Agreement. Section 2.2(a) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of all rights to purchase any issued or unissued capital stock of the Company and any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue, grant or sell any shares of capital stock of, or other equity interests in, or securities convertible into equity interests in, the Company or any of its Subsidiaries. All shares of Company Common Stock subject to issuance as described above in this Section 2.2(a) shall, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable.

     (b) Neither the Company nor any of its Subsidiaries has any contractual or other obligation to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any of the Company’s Subsidiaries, or make any investment (in the form of a loan, capital contribution or otherwise) in any of the Company’s Subsidiaries or any other Person, except in connection with the acceptance of shares of Company Common Stock in payment of the exercise price or withholding Taxes incurred by any holder in connection with the exercise of Company Options or the settlement of Company Restricted Shares or Deferred Shares. All of the outstanding shares of capital stock and voting securities of each Subsidiary of the Company are owned, directly or indirectly, by the Company and are duly authorized, validly issued, fully paid and nonassessable, and those shares of capital stock and voting securities of each of the Company’s Subsidiaries owned by the Company, directly or indirectly, are free and clear of all Liens. Except as otherwise set forth in this Section 2.2, there are no outstanding subscriptions, rights of first refusal, preemptive rights, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such Subsidiary, or otherwise obligating the Company or any such Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

     (c) Neither the Company nor any of its Subsidiaries owns, or has any contractual or other obligation to acquire, any equity securities or other securities of any Person

(other than Subsidiaries of the Company) or any direct or indirect equity or ownership interest in any other business.

     (d) There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which either is bound relating to the voting or registration of any shares of capital stock of the Company. From July 29, 2005 to the date of this Agreement, neither the Company nor any of its Subsidiaries has issued, sold or repurchased any Company Preferred Stock or Company Common Stock, and their respective boards of directors have not authorized any of the foregoing.

     2.3 Authority; No Violation.

     (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by the Company Board, and no other corporate proceedings on the part of the Company are necessary to authorize or approve this Agreement or to consummate the transactions contemplated by this Agreement (other than, with respect to the Merger, the Company Stockholder Approval and the filing of the Certificate of Merger, in each case pursuant to the requirements of the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

     (b) The execution, performance and delivery of this Agreement by the Company, the consummation by the Company of the transactions contemplated by this Agreement, and compliance by the Company with any of the terms or provisions of this Agreement, do not and will not (i) contravene, conflict with or violate any provision of the Company Charter, the Company Bylaws, or the certificates of incorporation or bylaws or other charter or organizational documents of any of the Subsidiaries of the Company or (ii) assuming that the Company Consents are duly obtained, (x) contravene, conflict with or violate any Law or Governmental Order applicable to the Company or any of its Subsidiaries or any of the Assets or (y) contravene, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien, other than Permitted Liens, upon any of the Assets under, any of the terms, conditions or provisions of any Contract to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective Assets or business activities may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or the loss of benefits which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     2.4 Consents and Approvals. Except for (i) any approvals or filings required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the Company Stockholder Approval, (iii) the filing with the SEC of such reports or filings under the Exchange Act or the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (v) such filings as may be required under the rules and regulations of the NASDAQ, (vi) the consents, notices and approvals set forth in Section 2.4 of the Company Disclosure Schedule (the consents referred to in clauses (i) through (vi), the “Company Consents”) and (vii) such additional consents, notices and approvals, the failure of which to make or obtain have not had and would not be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no consents or approvals of any Governmental Entity or any Third Party are necessary in connection with (A) the execution and delivery by the Company of this Agreement and (B) the consummation by the Company of the Merger and the other transactions contemplated by this Agreement.

     2.5 SEC Documents; Financial Statements.

     (a) The Company has furnished or made available (including via EDGAR) to Parent complete and correct copies of all forms, documents, statements and reports filed with or furnished by the Company to the SEC by the Company since July 29, 2005 (such forms, documents, statements and reports, including any amendments thereto, the “Company SEC Documents”). As of their respective filing dates, the Company SEC Documents complied as to form in all material respects with the requirements of the Exchange Act and the Securities Act, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent amended or superseded by a subsequently filed Company SEC Document.

     (b) The financial statements of the Company, including the notes thereto, included in the Company SEC Documents (collectively, the “Company Financial Statements”) complied in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated. The Company Financial Statements fairly present in all material respects the consolidated financial condition and operating results of the Company and its Subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments).

     (c) The Company is in compliance in all material respects with the provisions of SOX applicable to it, including Section 404 thereof, and the certifications provided pursuant to Sections 302 and 906 thereof were accurate when made.

     (d) The Company has filed with the SEC each final registration statement, prospectus, report, schedule, form, definitive proxy statement and document required to be filed by it with the SEC pursuant to the Securities Act or Exchange Act since July 29, 2005 and prior to the date of this Agreement (the documents referred to in this Section 2.5(d), collectively, the “Company Filings”). To the knowledge of the Company, none of the Company Filings is the subject of ongoing SEC review or outstanding SEC investigation. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company Filings.

     (e) None of the Company’s Subsidiaries has filed, or is obligated to file, any forms, reports, schedules, statements or other documents with the SEC.

     (f) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared.

     (g) The Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) (“internal controls”) sufficient to comply in all material respects with all legal and accounting requirements applicable to the Company. Such internal controls are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, to its knowledge based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (x) any significant deficiencies and material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Since July 29, 2005, the Company has not received any complaint, allegation, assertion, or claim in writing regarding the accounting practices, procedures, methodologies, or methods of the Company or its internal controls, including any such complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.

     2.6 Absence of Certain Changes or Events. Since June 1, 2006, the Company and each of its Subsidiaries has, in all material respects, conducted its business in the ordinary course consistent with past practice and there has not occurred:

          (i) any change, event or condition that constitutes a Company Material Adverse Effect;

          (ii) any acquisition, sale or transfer of any material asset of the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice;

          (iii) any change in the Company’s accounting methods or practices (including any change in depreciation or amortization policies or rates) materially affecting the Assets, except as set forth in any Company SEC Document or as required by a change in GAAP or, other than in the ordinary course of business, any negative revaluation by the Company of any of its Assets, including writing down the value of inventory or writing off notes or accounts receivable;

          (iv) any declaration, setting aside or payment of a dividend or other distribution with respect to the shares of the Company (except for quarterly dividends in the amount of $.10 per share of Company Common Stock), or any direct or indirect redemption, purchase or other acquisition by the Company of any of its shares of capital stock, except in connection with (A) the acceptance of shares of Company Common Stock in payment of the exercise price or withholding Taxes incurred by any holder in connection with the exercise of Company Options or the settlement of Company Restricted Shares or Deferred Shares and (B) shares of Company Common Stock purchased prior to the date of this Agreement pursuant to the Company’s publicly announced stock repurchase program;

          (v) any entry by the Company or any of its Subsidiaries into a Material Contract, other than in the ordinary course of business consistent with past practice, or any material amendment or termination of, or default under, any Material Contract to which the Company or any of its Subsidiaries is a party or by which it is bound;

          (vi) any amendment or change to the Company Charter or Company Bylaws; or

          (vii) any entry by the Company or any of its Subsidiaries into any agreement to do any of the things described in the preceding clauses (i) through (vi) (other than with respect to the transactions contemplated by this Agreement).

     2.7 Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the audited consolidated balance sheet (and the related notes thereto) of the Company and its Subsidiaries as of May 31, 2006, included in the Company SEC Documents, (ii) those incurred in the ordinary course of business consistent with past practice since June 1, 2006, (iii) those incurred in connection with the execution of this Agreement and (iv) obligations or liabilities that have not had and do not, individually or in the aggregate, constitute a Company Material Adverse Effect.

     2.8 Legal Proceedings. Neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of the Company, threatened, legal, administrative, arbitral or other proceedings, claims, suits, actions or governmental or regulatory investigations of any nature affecting or against the Company or any of its Subsidiaries, in each case which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no Governmental Order, injunction, decree or regulatory restriction of any Governmental Entity imposed upon the Company, any of its Subsidiaries, their respective properties or the Assets which has had or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

     2.9 Taxes and Tax Returns.

     (a) Each of the Company and its Subsidiaries has timely filed or caused to be timely filed all material Tax Returns required to be filed, all such Tax Returns are correct and complete in all material respects and all material Taxes that are due and payable in respect of such Tax Returns (whether or not shown thereon), other than Taxes which are being contested in good faith and are adequately reserved against or provided for (in accordance with GAAP) in the Company Financial Statements, have been paid.

     (b) Neither the Company nor any of its Subsidiaries has received written notice of any proposed or threatened Tax proceeding, examination, investigation, audit or administrative or judicial proceeding (collectively, “Tax Proceedings”) against, or with respect to any Taxes of, the Company or any of its Subsidiaries, and no such Tax Proceedings are currently pending.

     (c) There are no Liens for material Taxes (other than statutory Liens for Taxes not yet due and payable) upon any of the Assets.

     (d) Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect.

     (e) The Company and each of its Subsidiaries have withheld and paid to the relevant Tax authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, stockholder, creditor or any Third Party.

     (f) Neither the Company nor any of its Subsidiaries (i) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502 -6 (or any similar provision of state, local or foreign Law) or as a transferee or successor by contract, or otherwise.

     (g) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries).

     (h) Neither the Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.

     (i) Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011 -4(b).

     (j) The Company will not be required to include material amounts in income, or exclude material items of deduction, in a taxable period beginning after the Closing Date as a result of a change in method of accounting occurring prior to the Closing Date.

     (k) The Company has not taken any action or failed to take any action that would cause it to be required to make any material payments under Section 7.1(c) of the Tax Sharing and Indemnification Agreement by and between Texas Industries, Inc. and Chaparral Steel Company, dated July 6, 2005, effective as of July 29, 2005.

     2.10 Employee Benefit Plans.

     (a) Section 2.10(a) of the Company Disclosure Schedule sets forth a complete and correct list of each material Company Benefit Plan. “Company Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and each stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and each other employee benefit plan, agreement, program, policy or other arrangement, including each pension plan and retirement benefits plan, whether or not subject to ERISA, which is maintained, administered or contributed to by the Company or any of its Subsidiaries and covers any employee or former employee of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability, but excluding any statutory benefit plan that the Company or its Subsidiaries is required to participate in or comply with pursuant to applicable Law and any plan administered pursuant to applicable health, tax, workplace safety insurance and employment insurance legislation and excluding any “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA).

     (b) The Company has made available to Parent current, accurate and complete copies of each of the Company Benefit Plans and certain related documents, including (i) each writing constituting a part of such Company Benefit Plan, including all amendments thereto; (ii) the most recent (A) Form 5500 and accompanying schedules, if any, (B) audited financial statements, if any and (C) actuarial valuation reports, if any; (iii) the most recent opinion or determination letter from the IRS (if applicable) for such Company Benefit Plan; and (iv) any related trust agreement or other funding instrument.

     (c) (i) Each of the Company Benefit Plans has been operated and administered in material compliance with applicable Laws, including ERISA, the Code and in each case the regulations thereunder; (ii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified; (iii) no Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; (iv) no Company Benefit Plan provides material welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable law or (B) death benefits or retirement benefits under any “employee pension plan” (as such term is defined in Section 3(2) of ERISA); (v) no material liability under Title IV of ERISA has been incurred by the Company, its Subsidiaries or any ERISA Affiliate of the Company that has not been satisfied in full, and no condition exists that could reasonably be expected to result in the Company, its Subsidiaries or any ERISA Affiliate of the Company incurring a material liability thereunder; (vi) no Company Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, and neither the Company, its Subsidiaries nor any member of their controlled group has at any time in the six years prior to the date of this Agreement sponsored or contributed to any multiemployer plan with respect to which the Company and its Subsidiaries would reasonably be expected to have any material liability, or has or had any material liability or obligation in respect of any multiemployer plan; (vii) all material contributions or other amounts payable by the Company or its Subsidiaries as of the date of this Agreement with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP. “ERISA Affiliate” means, with respect to the Company, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Company, or that is a member of the same “controlled group” as the Company pursuant to Section 4001(a)(14) of ERISA.

     (d) Neither the Company nor its Subsidiaries has engaged in a transaction in connection with which the Company or its Subsidiaries reasonably could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code.

     (e) Each of the Company Benefit Plans subject to Section 409A of the Code has been administered in all material respects in good faith compliance with the applicable requirements under Section 409A of the Code and regulations issued thereunder.

     (f) There are no pending, or, to the Company’s knowledge, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto which could reasonably be expected to result in any material liability to the Company and its Subsidiaries taken as a whole.

     (g) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, the Company Benefit Plans or as required by applicable Law, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, consultant or officer, except as expressly provided in this Agreement or the Company Benefit Plans, (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans or (iv) result in payments under any of the Company Benefit Plans which would not be deductible under Section 280G of the Code.

     (h) No Company Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the United States.

     2.11 Labor Matters.

     (a) Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or other Contract or understanding with a labor union or labor organization. Neither the Company nor any of its Subsidiaries is experiencing, as of the date of this Agreement, a dispute, strike, work stoppage or lockout except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, there are no material organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of its Subsidiaries.

     (b) Neither the Company nor any of its Subsidiaries (i) has, since July 29, 2005 through the date of this Agreement, effectuated a “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification Act (“WARN”) without complying in all material respects with the notice requirements and all other provisions of WARN; or (ii) is a party to, or otherwise bound by, any consent decree with, or citation by, any governmental authorities or agencies relating to employees or employment practices which consent decree or citation would reasonably be expected to materially interfere with the operation of the business of the Company and its Subsidiaries taken as a whole.

     2.12 Compliance with Applicable Law and Regulatory Matters.

     (a) The Company and each of its Subsidiaries have complied in all material respects with all material applicable Laws, and are not in material violation of, and have not received any notices of violation with respect to, any material Laws in connection with the conduct of their respective businesses or the ownership or operation of their respective businesses and Assets.

     (b) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries hold all licenses, permits, certificates, franchises and other authorizations (collectively, “Authorizations”) necessary for the ownership and use of its Assets and the conduct of its business. The Company and each of its Subsidiaries have complied with, and are not in violation of, any Authorization, except where such noncompliance or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have a Company Material Adverse Effect, all such Authorizations are in full force and effect and there are no proceedings pending or, to the knowledge of the Company or any of its Subsidiaries, threatened that seek the revocation, cancellation, suspension or adverse modification thereof.

     2.13 Material Contracts.

     (a) Except for those agreements and other documents (i) set forth in the exhibit index of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2007, or (ii) permitted pursuant to Section 4.2, neither the Company nor any of its Subsidiaries is a party to, bound by or subject to any Contract, arrangement, commitment or understanding, as of the date hereof (A) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K, (B) that limits or restricts in any material respect the conduct of business by the Company or any of its Subsidiaries or its or their ability to compete in any line of business or in any geographic area in any material respect, (C) the loss of which would reasonably be expected to have a Company Material Adverse Effect, (D) under which the Company or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a Third Party (other than ordinary course endorsements for collection) in excess of $10,000,000 in the aggregate, (E) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, (F) that is a joint venture or partnership agreement, or (G) involving continuing (contingent or otherwise) obligations (other than immaterial ones) of the Company and its Subsidiaries for an amount in excess of $10,000,000, other than in contracts entered into in the ordinary course of business. Each contract, arrangement, commitment or understanding of the type described in this Section 2.13(a) is referred to herein as a “Material Contract.”

     (b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Contract is valid and binding on the Company or any of its Subsidiaries, as applicable, and is in full force and effect; (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Material Contract; (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries, as applicable, under any such Material Contract; and (iv) as of the date hereof, to the knowledge of the Company, no other party to any Material Contract is in breach of or default under the terms of any such Material Contract.

     2.14 Assets.

     (a) The Company and its Subsidiaries own, lease or have the right to use all the properties and assets necessary for or used or held for use in the conduct of their respective businesses or otherwise owned, leased or used by the Company or any of its Subsidiaries (all such properties and assets being referred to as the “Assets”), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has good title to, or in the case of leased or subleased Assets, valid and subsisting leasehold interests in, all of the Assets, free and clear of all Liens, except for Permitted Liens and defects in title or leasehold interests that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 2.14 of the Company Disclosure Schedule contains a complete and correct list of all real property and improvements which are leased, licensed or otherwise occupied by the Company or its Subsidiaries as of the date hereof (“Leased Assets”), as lessee, sub-lessee, licensee or sub-licensee, and the Company and its subsidiaries do not lease, license or otherwise occupy, as lessee, sub-lessee, licensee or sub-licensee, any real property or improvements other than the Leased Assets. Each such document granting the Company or its Subsidiaries its right, title or interest in the Leased Assets is valid without default or breach thereunder by the Company or its Subsidiaries and, to the knowledge of the Company and its Subsidiaries, the grantor of such right, title or interest in the Leased Property other than such breaches and/or defaults as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     (b) To the extent in the possession and control of the Company or its Subsidiaries, the Company has, to its knowledge, made available to Parent and Merger Sub prior to the date hereof complete and accurate copies of all existing vesting deeds, title policies, surveys, leases, subleases, licenses to any real property, and all other material documents, instruments and agreements in connection with the title, ownership, use and/or possession of the Assets.

     (c) The Company and its Subsidiaries have good and valid title to, or valid and enforceable rights to use under existing deeds, franchises, easements or licenses, or valid and enforceable leasehold interests in, all of its tangible personal properties, rights and assets necessary to carry on their businesses as now being conducted, except for such defects that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, applying customary standards in the steel industry. All such tangible personal properties, rights and assets, other than properties, rights and assets in which the Company has a leasehold interest, are free and clear of all Liens, except for Permitted Liens and defects in title or leasehold interests that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     2.15 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

     (a) no written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries alleging a violation by or liability of the Company or any of its Subsidiaries of or relating to any Environmental Law, and to the Company’s knowledge, no such notice, order, complaint or penalty is threatened, and there are no judicial, administrative or other actions, suits or proceedings pending or, to the Company’s knowledge, threatened which allege a violation by the Company or any of its Subsidiaries of any Environmental Laws or allege any liability of the Company or any of its Subsidiaries under or relating to any Environmental Law;

     (b) the Company and each of its Subsidiaries have all environmental permits, licenses, regulations or other approvals necessary for their operations to comply with all applicable Environmental Laws and are in compliance with the terms of same;

     (c) the Company and each of its Subsidiaries and their operations are in compliance with the terms of, and have not violated any, applicable Environmental Laws, and to the Company’s knowledge, there is no condition that would reasonably be expected to prevent or add material cost or burden to comply with applicable Environmental Laws in the future;

     (d) no Hazardous Substance is present at or about any of the properties or facilities currently or formerly owned, leased or operated by the Company or any of its Subsidiaries in amount or condition that would reasonably be expected to result in liability under any applicable Environmental Law;

     (e) neither of the Company nor any of its Subsidiaries has released or disposed of or arranged for the disposal of any Hazardous Substance in a manner or to a location that would reasonably be expected to result in liability under any applicable Environmental Law; and

     (f) neither the Company nor any of its Subsidiaries has assumed or provided indemnity against any liability under or relating to any Environmental Law.

     2.16 State Takeover Laws; Rights Agreement.

     (a) The Company Board has taken all actions so that any takeover, anti-takeover, moratorium, “fair price,” “control share” or other similar anti-takeover Law or the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203) do not, and will not, apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement. To the knowledge of the Company, no other state takeover statute is applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.

     (b) The Company has amended the Rights Agreement so that neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby will cause the Rights (as defined therein) to become exercisable, and in particular, (i) Parent and Merger Sub are each exempt from the definition of “Acquiring Person” contained in the Rights Agreement, (ii) a “Shares Acquisition Date” or a “Distribution Date” (as such terms are defined in the Rights Agreement) will not occur, in each case of clauses (i) and (ii), as a result of the execution or delivery of this Agreement, the consummation of the Merger and the other transactions contemplated by this Agreement and (iii) the Rights Agreement will terminate and the Rights will expire immediately prior to the Effective Time.

     2.17 Insurance. The Company has in full force and effect the insurance coverage with respect to its business and the businesses of its Subsidiaries set forth in Section 2.17 of the Company Disclosure Schedule. From June 1, 2006 through the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice regarding any threatened termination of, or material premium increase with respect to, any of such policies.

     2.18 Intellectual Property.

     (a) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries own, free and clear of all Liens, other than Permitted Liens, all right, title and interest in, or possess sufficient and legally enforceable licenses or other rights to use, any and all Intellectual Property necessary for the conduct of the business and operations of the Company and its Subsidiaries as currently conducted (collectively, the “Company Intellectual Property”). Except as would not reasonably be expected to have a Company Material Adverse Effect, all registrations and applications of the Company Intellectual Property owned by the Company or its Subsidiaries (i) are subsisting and have not expired or been abandoned or cancelled, and (ii) are not and will not be rendered invalid, unenforceable or otherwise negatively impacted by any public disclosure, sale, offer for sale or other activity or inactivity by the Company or its Subsidiaries.

     (b) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company’s use of the Company Intellectual Property and the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate, conflict with or otherwise violate any Intellectual Property of any Person, and none of the Company or any of its Subsidiaries has received notice or has knowledge of any such infringement, conflict or other violation. As of the date hereof, there is no material suit, claim, action, investigation or proceeding pending or, to the knowledge of the Company, threatened, alleging any such infringement, misappropriation, conflict or violation, by the Company or any of its Subsidiaries. The Company and its Subsidiaries are not subject to any court order, decree, settlement or other agreement that restricts or impairs the use of the Company Intellectual Property in any material respect. To the Company’s knowledge, no person is infringing, misappropriating or otherwise violating any of the material Company Intellectual Property or rights therein.

     (c) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries take and have taken reasonable and appropriate steps to protect and preserve the confidentiality of any trade secrets or other confidential or proprietary information or materials that comprise any party of the Company Intellectual Property.

     2.19 Opinion of Financial Advisor. The Company has received an opinion from Goldman, Sachs & Co. dated as of the date of this Agreement that as of such date and based upon and subject to the matters and limitations set forth therein, the $86.00 per share of Company Common Stock to be received by the holders of shares of Company Common Stock pursuant to the Merger is fair to such holders from a financial point of view.

     2.20 Broker’s Fees. Except for Goldman, Sachs & Co., whose fees and expenses will be paid by the Company, neither the Company nor any of its Subsidiaries has employed any investment banker, broker, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of the Company or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

     2.21 Company Information. None of the information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in any document filed with any regulatory agency in connection herewith will, at the time such document is filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

     2.22 No Other Representations or Warranties. Except for the representations and warranties contained in this Article II, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates in connection with this Agreement or the transactions contemplated by this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF PARENT

     Except as disclosed in the disclosure letter, dated as of the date of this Agreement and delivered to the Company in connection with the execution and delivery of this Agreement (the “Parent Disclosure Schedule”), which disclosure shall be subject to Section 9.4, Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

     3.1 Corporate Organization, Standing and Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of Parent and Merger Sub has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would constitute a Parent Material Adverse Effect. Parent has furnished or made available to the Company a complete and correct copy of the certificate or articles of incorporation, as amended, and bylaws, as amended, and any other charter or organizational documents, each as amended, of Parent and Merger Sub. Neither Parent nor Merger Sub is in violation of any of the provisions of its certificate or articles of incorporation or bylaws or other charter or organizational documents, each as amended.

     3.2 Authority; No Violation.

     (a) Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by the Boards of Directors of Parent and Merger Sub. Parent, as the indirect sole stockholder of Merger Sub and the stockholders of Merger Sub, have adopted and approved this Agreement and transactions contemplated by this Agreement, including the Merger. No other corporate proceedings (including any approvals of Parent stockholders) on the part of Parent or Merger Sub are necessary to approve this Agreement and to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

     (b) Neither the execution, performance and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, nor compliance by Parent and Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the certificate of incorporation or bylaws or any other charter or organizational documents of Parent or Merger

Sub or (ii) assuming that the Parent Consents are duly obtained, (x) violate any Law or Governmental Order applicable to Parent or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or the loss of benefits which, either individually or in the aggregate, would not constitute a Parent Material Adverse Effect.

     3.3 Consents and Approvals. Except for (i) any approvals or filings required by the HSR Act, (ii) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) such filings as may be required under the rules and regulations of the NASDAQ (the consents referred to in clauses (i) through (iv), the “Parent Consents”) and (v) such additional consents, notices and approvals, the failure of which to make or obtain would not have a Parent Material Adverse Effect, no consents or approvals of any Governmental Entity or any Third Party are necessary in connection with (A) the execution and delivery by Parent and Merger Sub of this Agreement and (B) the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement.

     3.4 Legal Proceedings. Neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Parent, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries that would reasonably be likely to constitute a Parent Material Adverse Effect. There is no Governmental Order imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries which would reasonably be expected to constitute a Parent Material Adverse Effect.

     3.5 Compliance with Applicable Law and Regulatory Matters.

     (a) Parent and each of its Subsidiaries have complied in all material respects with all material applicable Laws, and are not in material violation of, and have not received any notices of violation with respect to, any material Laws in connection with the conduct of their respective businesses or the ownership or operation of their respective businesses and assets.

     (b) There are no Governmental Orders applicable to Parent or any of its Subsidiaries which constitute a Parent Material Adverse Effect.

     3.6 Broker’s Fees. Except for JP Morgan Chase Bank, National Association (“JP Morgan”), whose fees and expenses will be paid by Parent, neither Parent nor any of its Subsidiaries has employed any investment banker, broker, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of Parent or Merger Sub or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

     3.7 Parent Information. None of the information to be supplied by or on behalf of Parent or any of its Subsidiaries with any regulatory agency in connection herewith will, at the time such document is filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; except that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement.

     3.8. Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the outstanding capital stock of Merger Sub is owned indirectly by Parent. As of the date of this Agreement and the Effective Time, except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type whatsoever or entered into any agreements or arrangements with any Person, except as would not reasonably be expected to have a material adverse effect on the ability of Merger Sub to timely consummate the transactions contemplated by this Agreement.

     3.9 Financing. For the information of the Company (recognizing that the transactions contemplated by this Agreement are not subject to a financing contingency), Merger Sub has delivered to the Company a copy of an executed commitment letter (the “Debt Commitment Letter”), dated as of the date hereof, from JP Morgan (the “Lender”), who is also acting in arranging and bookrunning roles. Pursuant to the Debt Commitment Letter and subject to the terms and conditions contained therein (including the exhibits thereto), the Lender has committed to provide approximately $4.4 billion in aggregate principal amount of debt financing to Merger Sub at the Closing (the “Debt Commitment”). The obligations to fund the commitments under the Debt Commitment Letter are not subject to any condition other than those set forth in the Debt Commitment Letter. Merger Sub has no knowledge of any fact or occurrence that would reasonably be expected to (i) make any of the assumptions or statements set forth in the Debt Commitment Letter inaccurate, (ii) cause the Debt Commitment Letter to be ineffective or (iii) preclude in any material respect the satisfaction of the conditions set forth in the Debt Commitment Letter. As of the date hereof, the Debt Commitment Letter is in full force and effect and has not been amended in any material respect, and the financing and other fees that are due and payable on or before the date hereof under the Debt Commitment Letter have been paid in full. Subject to the terms and conditions of the Debt Commitment letter, assuming for purposes of this representation that the conditions set forth in Article VI are satisfied, the funds contemplated to be received pursuant to the Debt Commitment Letter will be sufficient to pay the Merger Consideration and to make all other necessary payments (including related fees and expenses) by Merger Sub in connection with the transactions contemplated by this Agreement.

     3.10 No Parent or Merger Sub Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries has acquired or owns any shares of Company Common Stock.

     3.11 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither Parent, Merger Sub nor any other Person makes any other express or implied representation or warranty on behalf of Parent or Merger Sub or any of their Affiliates in connection with this Agreement or the transactions contemplated by this Agreement.

ARTICLE IIIA
REPRESENTATIONS AND WARRANTIES OF GUARANTOR

     3A.1 Corporate Existence and Power. Guarantor is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate power and authority to own its properties and to carry on its business as now being conducted. Guarantor has all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, permits, consents and approvals the absence of which would not be, individually or in the aggregate, reasonably expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement. Guarantor is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not have, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

     3A.2 Corporate Authorization. The execution, delivery and performance by Guarantor of this Agreement and the consummation by Guarantor of the transactions contemplated hereby, including the Guaranty, are within the corporate powers of Guarantor and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Guarantor, enforceable against Guarantor in accordance with its terms, except as such enforceability may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

     3A.3 Governmental Authorization. The execution, delivery and performance by Guarantor of this Agreement and the consummation by Guarantor of the transactions contemplated, including the Guaranty, hereby require no action by or in respect of, or filing with, any Governmental Entity, other than (i) compliance with requirements of any applicable Antitrust Laws; or (ii) any actions or filings the absence of which would not be reasonably expected to materially impair or delay the ability of Guarantor to consummate the transactions contemplated by this Agreement.

     3A.4 Non-Contravention. The execution, delivery and performance by Guarantor of this Agreement and the consummation by Guarantor of the transactions contemplated hereby, including the Guaranty, do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Guarantor, (ii) assuming compliance with the matters referred to in Section 3A.3, contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, could become a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Guarantor is entitled under any provision of any agreement or other instrument binding upon Guarantor or (iv) result in the creation or imposition of any Lien on any asset of Guarantor, with such exceptions, in the case of (ii) through (iv), as would not be reasonably expected to materially impair or delay the ability of Guarantor to consummate the transactions contemplated by this Agreement.

     3A.5 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IIIA, neither Guarantor nor any other Person makes any other express or implied representation or warranty on behalf of Guarantor or any of its Affiliates in connection with this Agreement or the transactions contemplated by this Agreement.

ARTICLE IV
CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1 Conduct of Business Prior to the Effective Time. Except as set forth in Section 4.1 of the Company Disclosure Schedule, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time, except (i) as required, expressly contemplated or permitted by this Agreement, (ii) as required by applicable Law or (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries, to (a) conduct its business in the ordinary course consistent with past practice and (b) use commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present executive officers and key employees and preserve its relationships with Persons having significant business dealings with it.

     4.2 Conduct of Business of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time, except (i) as set forth in Section 4.2 of the Company Disclosure Schedule, (ii) as required, expressly contemplated or permitted by this Agreement, (iii) as required by applicable Laws (including Section 409A of the Code) or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries, to:

     (a) cause or permit any amendment, modification, alteration or rescission of its certificate of incorporation, bylaws or other charter or organizational documents;

     (b) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock or the capital stock of its Subsidiaries (other than dividends or distributions by any wholly owned Subsidiary of the

Company to the Company or another wholly owned Subsidiary thereof and quarterly dividends with record and payment dates consistent with past practice in an amount not to exceed $0.10 per share of Company Common Stock) or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or any of its Subsidiaries and the acceptance of shares of Company Common Stock in payment of the exercise price or withholding Taxes incurred by any holder in connection with the exercise of Company Options, the lapse of restrictions on Company Restricted Shares or the settlement of Deferred Shares;

     (c) issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options or settlement of Deferred Shares outstanding as of the date of this Agreement or as may be granted after the date of this Agreement as permitted under this Section 4.2, (ii) issuances of shares of Company Common Stock in the ordinary course of business consistent with past practice pursuant to the Company Benefit Plans, (iii) the sale of shares of Company Common Stock pursuant to the exercise of Company Options if necessary to effectuate an optionee direction upon exercise or for withholding of Taxes, (iv) the grant of equity compensation awards in the ordinary course of business consistent with past practice in accordance with the Company’s customary schedule or (v) pursuant to the agreements existing as of the date of this Agreement and as set forth in Section 4.2 of the Company Disclosure Schedule;

     (d) sell, transfer, deliver, lease, license, sublicense, mortgage, pledge, encumber or otherwise dispose (in whole or in part), or create, incur, assume or subject any Lien, other than Permitted Liens, on, any of its properties, assets, securities, properties, interests, businesses or rights (including any Intellectual Property) of the Company or any of its Subsidiaries which are material, individually or in the aggregate, to the business of the Company and its Subsidiaries (taken as a whole), except in the ordinary course of business consistent with past practice;

     (e) other than in the ordinary course of business consistent with past practice, (A) incur any indebtedness for borrowed money or (B) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Third Party in each case in excess of $25 million in the aggregate;

     (f) make any capital expenditures, capital additions or capital improvements except in the ordinary course of business consistent with past practice that do not exceed individually or in the aggregate $42 million;

     (g) other than in the ordinary course of business consistent with past practice, enter into any Material Contract;

     (h) except as required by existing written agreements or Company Benefit Plans, (A) grant or increase the compensation or other benefits payable or provided to the Company’s present or former employees, directors or officers, (B) increase benefits payable under any existing severance or termination pay policies or employment agreements, (C) enter into any employment, deferred compensation, change of control, severance or retention agreement with any present or former employee, director or officer of the Company, (D) establish, adopt, enter into or amend (except as required by applicable Law) any collective bargaining agreement, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except, in the case of any employee benefit plan, trust, fund, policy or arrangement, as would not result in any material current or future increase in cost to the Company; other than in the case of clauses (A) through (D) in the ordinary course of business consistent with past practice, or (E) grant any equity or equity-based awards;

     (i) except as otherwise authorized by Section 4.2(h), enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director, officer or employee of the Company or any of its Subsidiaries who is compensated at a salary or rate of compensation of $150,000 or more per year;

     (j) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any Person or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Company and its Subsidiaries (taken as a whole);

     (k) make any material change to its financial accounting methods or practices, except as may be required by GAAP, Regulation S-X or other rule or regulation promulgated by the SEC;

     (l) other than in the ordinary course of business consistent with past practice, make or change any material election in respect of Taxes, adopt or change in any material respect any accounting method in respect of Taxes, settle or comprise any material claim or assessment in respect of Taxes, file any amended Tax Return that is reasonably likely to result in a material increase in a Tax liability, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

     (m) enter into any agreement or arrangement that by its terms limits or otherwise restricts in any material respect the Company, any of its Subsidiaries or any successor thereto or that would, after the Effective Time, by its terms limit or restrict in any material respect the Company, any of its Subsidiaries, Merger Sub or any of their respective Affiliates, from engaging or competing in any line of business, in any location or with any Person;

     (n) other than in the ordinary course consistent with past practice (except as provided in Section 4.2(o) below), (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) modify or amend in any material respect, transfer or terminate any Material Contract or waive, release or assign any material rights or claims thereto or thereunder; (iii) enter into or extend any lease with respect to the Company’s real property; or (iv) modify, amend, transfer in any way or terminate any Intellectual Property agreements or confidentiality agreement with any Third Party, or waive, release or assign any material rights or claims thereto or thereunder, in each of cases (i) through (iv), if the effect of such action would be materially adverse to the Company and its Subsidiaries taken as a whole;

     (o) pay, discharge, satisfy or settle any litigation or waive, assign or release any material rights or claims except, in the case of litigation, any litigation which settlement would not: (i) impose any injunctive or similar order on the Company or any of its Subsidiaries or restrict in any way the business of the Company or any of its Subsidiaries or (ii) exceed $1,000,000 in cost or value to the Company or any of its Subsidiaries;

     (p) effectuate a “plant closing” or “mass layoff” as those terms are defined in the WARN without complying with the notice requirements and all other provisions of WARN; or

     (q) take, or agree in writing to take, any of the actions described in clauses (a) through (p) above.

4.3 No Solicitation.

     (a) The Company shall not, nor shall it authorize any of its Subsidiaries or any officer, director, employee, accountant, counsel, financial advisor, agent or other representative of the Company or any of its Subsidiaries (collectively, the “Company Representatives”) to, directly or indirectly (i) solicit or initiate, or take any action to facilitate or encourage, whether publicly or otherwise, the submission of any inquiries, proposals or offers or any other efforts or attempts that may reasonably be expected to lead to, any Takeover Proposal, (ii) enter into or participate in any discussions or negotiations regarding, or furnish to any Person any confidential information or data with respect to, or take any other action to knowingly facilitate the making of, or otherwise cooperate in any way with, a Takeover Proposal or any inquiry that may reasonably be expected to lead to a Takeover Proposal or (iii) enter into any agreement in principle, letter of intent, term sheet or other similar instrument with respect to any Takeover Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or propose or agree to do any of the foregoing; provided, however, that nothing contained in this Section 4.3 or any other provision of this Agreement shall prohibit the Company or the Company Board from (A) taking and disclosing to the Company’s stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rules 14d-9 and 14e-2 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (B) making such disclosure to the Company’s stockholders as, in the good faith judgment of the Company Board, after consultation with outside counsel, is required under applicable Laws; provided that the Company may not, except as permitted by Section 4.3(e), withdraw or modify its approval or recommendation of this Agreement or the transactions contemplated by this Agreement, including the Merger, or approve or recommend any Takeover Proposal, or enter into any agreement with respect to any Takeover Proposal. Upon execution of this Agreement, the Company shall, and it shall instruct the Company Representatives to, immediately cease any existing activities, discussions, solicitation, encouragement or negotiations with any parties conducted heretofore with respect to any Takeover Proposal and shall use its (and will cause the

Company Representatives to use their) reasonable best efforts to require the other parties thereto to promptly return or destroy in accordance with the terms of such agreement any confidential information previously furnished by the Company, the Company’s Subsidiaries or the Company Representatives thereunder.

     (b) Notwithstanding anything to the contrary in Section 4.3(a), prior to the Effective Date, if the Company has received from any Third Party a written inquiry or Takeover Proposal that was not solicited in violation of this Section 4.3, (i) the Company may contact such Third Party or its advisors for the purpose of clarifying such inquiry or Takeover Proposal and the material terms and conditions thereof, so as to determine whether such inquiry or Takeover Proposal is reasonably likely to lead to a Superior Proposal, and (ii) the Company may furnish information concerning its business or Assets to such Third Party pursuant to a customary confidentiality agreement, and may negotiate and participate in discussions and negotiations with such Third Party concerning a Takeover Proposal, if such Third Party has submitted a Superior Proposal, or a Takeover Proposal that the Company Board determines in good faith (after consultation with its financial advisors) is reasonably likely to constitute or lead to a Superior Proposal.

     (c) The Company will promptly advise Parent of the existence of any proposal or inquiry received by the Company with respect to any Takeover Proposal, and the Company will promptly communicate to Parent the material terms and conditions of any such proposal or inquiry. The Company will promptly provide to Parent any non-public information concerning the Company provided to any other Third Party which was not previously provided to Parent. The Company will keep Parent reasonably informed of the status and details of any such Takeover Proposal or inquiry.

     (d) As used in this Agreement, the following terms have the meanings set forth below:

     “Superior Proposal” means a bona fide written proposal by a Third Party to acquire, directly or indirectly, more than 50% of the shares of Company Common Stock then outstanding or of the Assets, not solicited in violation of this Section 4.3, which (i) the Company Board determines in good faith to be more favorable to the Company’s stockholders than the transactions contemplated by this Agreement and (ii) which, in the good faith judgment of the Company Board, is reasonably likely to be consummated, taking into consideration (with respect to both subsections (i) and (ii) hereof) (A) after consultation with its financial advisors, (B) the likelihood of consummation of such transaction on the terms set forth therein and (C) all appropriate legal (with the advice of outside counsel), financial (including the financing terms of any proposal), regulatory or other aspects of such proposal.

     “Takeover Proposal” means any proposal or offer, whether in writing or otherwise, from a Third Party to acquire beneficial ownership (as defined under Rule 13d-3 of the Exchange Act) of assets that constitute 30% or more of the Assets or 30% or more of the Company Common Stock or outstanding voting power of the Company, whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or similar transaction.

     “Third Party” means any Person or group other than Parent, Merger Sub or any Affiliate thereof.

     (e) Except as set forth in this Section 4.3(e), neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company Board or any such committee of this Agreement or the transactions contemplated by this Agreement, including the Merger, or postpone or adjourn the Company Stockholders’ Meeting or amend the Rights Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (iii) enter into any agreement with respect to any Takeover Proposal (other than a confidentiality agreement permitted pursuant to Section 4.3(b)). Notwithstanding anything in this Agreement to the contrary, prior to the Effective Date, the Company Board may take any of the foregoing actions if (A) the Company Board shall have determined in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the Company’s directors’ fiduciary duties to the Company’s stockholders, or (B) in the case of the actions referred to in clauses (ii) or (iii) of the preceding sentence, (w) the Company shall have received a Superior Proposal which is pending at the time the Company determines to take such action, (x) the Company shall have provided Parent with written notice advising Parent that the Company Board has received such a Superior Proposal which it intends to approve, recommend or accept, specifying the material terms and conditions of such Superior Proposal, (y) at least three (3) Business Days (the “Notice Period”) shall have passed following Parent’s receipt of such notice and Parent shall not have made during the Notice Period a binding written offer that the Company Board shall have concluded in its good faith judgment, after consultation with its financial advisors, is at least as favorable to the Company’s stockholders as such Superior Proposal and (z) the Company shall have considered in good faith any binding written offer made by Parent during the Notice Period. In the event of any material revisions to the applicable Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 4.3(e) with respect to such new written notice (to the extent so required); provided that in such event the Notice Period shall be three (3) Business Days.

     4.4 Conduct of Parent and Merger Sub. Each of Parent and Merger Sub, from the date of this Agreement until the Effective Time, will not and will not permit its Subsidiaries, other Affiliates or Parent Representatives to: (a) take any action that is intended or reasonably expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, in any of the conditions to the Merger set forth in Article VI not being satisfied, or in a violation of any provision of this Agreement, except, in each case, as may be required by applicable Laws; (b) take any action that would reasonably be expected to materially impede or delay the ability of the parties to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated by this Agreement; or (c) agree to, or make any commitment to, take or authorize, any of the foregoing.

     ARTICLE V
ADDITIONAL AGREEMENTS

     5.1 Regulatory Matters.

     (a) In connection with the Company Stockholders’ Meeting, the Company shall, as promptly as practicable, prepare and file with the SEC a preliminary proxy statement and shall use its reasonable best efforts to respond to any comments of the SEC or its staff and to cause a definitive proxy statement relating to the Company Stockholders’ Meeting (the “Proxy Statement”) to be mailed to the Company’s stockholders as promptly as practicable after responding to all such comments to the satisfaction of the SEC and its staff. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger. If at any time prior to the Company Stockholders’ Meeting there shall occur any event that is required to be set forth in an amendment or supplement to the Proxy Statement, the Company shall as promptly as practicable prepare and mail to its stockholders such an amendment or supplement. Each of Parent, Merger Sub and the Company agrees promptly to correct any information provided by it or on its behalf for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall as promptly as practicable prepare and mail to its stockholders an amendment or supplement to correct such information to the extent required by applicable Laws. The Company shall consult with Parent prior to mailing any Proxy Statement, or any amendment or supplement thereto, to which Parent reasonably objects. Parent shall cooperate with the Company in the preparation of the Proxy Statement or any amendment or supplement thereto. Subject to Section 4.3, the Proxy Statement shall include the recommendation of the Company Board that the stockholders of the Company approve this Agreement (the “Company Board Recommendation”).

     (b) Each of Parent and the Company shall, and shall cause its Subsidiaries to, use its best efforts to, (i) take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and the other transactions contemplated by this Agreement, including obtaining any Third Party consent which may be required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement, to take all necessary or appropriate action to remove any restraint or prohibition preventing the consummation of the Merger and the other transactions contemplated by this Agreement, and, subject to the conditions set forth in Article VI, to consummate the Merger and the other transactions contemplated by this Agreement and (ii) obtain (and cooperate with the other party to obtain) any consent, authorization, order or approval (including as required under the Exon-Florio Amendment, as applicable) of, or any exemption by, any Governmental Entity that is required to be obtained by Parent or the Company, respectively, or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement. The parties hereto shall cooperate with each other and promptly prepare and file all necessary documentation, and to effect all applications, notices, petitions and filings (including any notification required by the HSR Act), to obtain as promptly as practicable all permits, consents, approvals, authorizations of all Third Parties and Governmental Entities, and the expiry or termination of all applicable waiting periods, which are required to consummate the Merger and the other transactions contemplated by this Agreement. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations (including as required under the Exon-Florio Amendment, as applicable) of all Third Parties and Governmental Entities, and the expiration or termination of the applicable waiting period under the HSR Act or under any other Antitrust Law, necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each of Parent and the Company shall, and each shall cause its respective Subsidiaries to, use its best efforts to resolve any objections that may be asserted by any Governmental Entity with respect to this Agreement, the Merger or the other transactions contemplated by this Agreement. Subject to Section 4.3, each of Parent and the Company shall not, and each of Parent and Company shall cause its respective Subsidiaries not to, engage in any action or transaction that would materially delay or materially impair the ability of the Company, Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Parent and the Company further covenant and agree, with respect to any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would materially adversely affect the ability of the parties hereto to consummate the transactions contemplated by this Agreement, to use their respective best efforts to prevent the entry, enactment or promulgation thereof, as the case may be, including by defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

     (c) Each of Parent, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 5.1(b) to obtain all requisite permits, consents, approvals, authorizations (including as required under the Exon-Florio Amendment, as applicable) of all Third Parties and Governmental Entities, and expirations or terminations of applicable waiting periods for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party and/or its counsel informed of any communication received by such party from, or made by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement; and (iii) permit the other party and/or its counsel to review in advance any submission or communication intended to be given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent not prohibited by the FTC, the DOJ or such other Governmental Entity or other Person, take all reasonable steps necessary to provide the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences. Without limitation of the foregoing, Parent and the Company shall not extend any waiting period under the HSR Act or any other antitrust or merger control Laws nor enter into any agreement with the Federal Trade Commission or the Antitrust Division of the United States not to consummate the transactions contemplated by this Agreement except with the prior written consent of the other party hereto.

In exercising the foregoing rights, each of the parties hereto shall act reasonably and as promptly as practicable. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.1(c) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express written permission is obtained in advance from the source of the materials (Parent or the Company as the case may be) or its legal counsel. Notwithstanding anything to the contrary in this Section 5.1(c), materials provided to the other party or its outside counsel may be redacted to remove references concerning the valuation of the Company Common Stock or the business of the Company and its Subsidiaries. For purposes of this Agreement, “Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and all Laws, Governmental Orders and judicial doctrines that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

     (d) Parent further agrees to use its best efforts to take or cause to be taken, all actions and use its best efforts to do, or cause to be done, all things necessary or advisable to promptly cause expiration or termination of all applicable waiting periods or to obtain requisite consents, permits, approvals and authorizations for consummation of the transactions contemplated by this Agreement (and resolve any objections or suits) by any Governmental Entity under any Antitrust Law, which actions and things shall include to the extent necessary, Parent’s agreement to (i) sell, hold separate or otherwise dispose of, agree to sell, hold separate or otherwise dispose of, or permit the sale, holding separate or other disposition of, the Assets or business to be acquired in this transaction or any of Parent’s or its Affiliate’s other assets or businesses now owned or hereafter acquired by Parent in a manner which would resolve such objections or suits; (ii) terminate any existing relationships and contractual rights and obligations; and (iii) amend or terminate such existing licenses or other Intellectual Property agreements and/or enter into such new licenses or other Intellectual Property agreements (and in each case, enter into agreements with the relevant Governmental Entity giving effect thereto); provided, however, that the Parent may expressly condition any such sale, holding separate or other disposal, and any agreement to take any such action or to conduct its business in any manner, upon consummation of the Merger and the other transactions contemplated hereby, and nothing in this Agreement shall require the Company to agree to any such sale, holding separate or other disposal, and any agreement to take any action or conduct its business in any manner, prior to consummation of the Merger and the other transactions contemplated hereby. Subject to the obligations set forth under this Section 5.1(d), in the event that any administrative or judicial action or proceeding is instituted by a Governmental Entity or private party challenging any transaction or agreement contemplated by this Agreement, under any Antitrust Law (A) each of Parent and the Company shall cooperate in all respects with each other and use its respective best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any Governmental Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement so as to permit such consummation by the second (2nd) Business Day before the Outside Date and (B) each of Parent and the Company shall defend, at its own cost and expense, any action or actions, whether judicial or administrative, against it or its Affiliates in connection with the transactions contemplated by this Agreement.

     (e) Except as otherwise provided in Section 5.1(c) with respect to Antitrust Counsel Only Material, Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their respective Subsidiaries, directors, officers, employees and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice, application or other document made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

     (f) Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated by this Agreement.

     (g) From the date of this Agreement until the Effective Date neither Parent nor the Company will enter into or consummate any acquisition or license agreement which would present a material risk of making it materially more difficult to obtain any approval or authorization required in connection with the transactions contemplated herein with respect to the HSR Act or any other applicable Antitrust Law.

     (h) Notwithstanding anything to the contrary in this Agreement (other than the foregoing provisions of this Section 5.1 and of Section 7.3(f)), in connection with obtaining any approval or consent from any Person with respect to the Merger and the other transactions contemplated by this Agreement, no party or its Affiliates shall be required to pay or commit to pay to such Person any cash or other consideration, make any commitment or to incur any liability or other obligation (provided, however, that such party shall give the other party hereto the opportunity to make such payments).

     5.2 Access to Information. Subject to applicable Laws, the Company (i) agrees to provide Parent and Parent’s officers, directors, employees, accountants, counsel, financial advisors, agents and other representatives (collectively, the “Parent Representatives”), from time to time from the date hereof until the Effective Time, reasonable access during normal business hours to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and its Subsidiaries and such other information as Parent shall reasonably request with respect to the Company and its Subsidiaries and their respective businesses, financial conditions and operations and (ii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation, including furnishing Parent with all financial data and information that Parent, through its officers, employees, consultants or agents, may reasonably request in order to comply with obligations under applicable securities law regarding the preparation and filing of financial statements in connection with completed or probable significant acquisitions and cooperating with Parent (and using reasonable best efforts to cause the Company’s auditors to cooperate with Parent) in the preparation of such financial statements. Except as required by applicable Laws (including applicable securities law regarding the preparation and filing of financial statements and the provision of other information in connection with completed or probable significant acquisitions), Parent shall hold, and shall cause Parent’s Affiliates and the Parent Representatives to hold, any non-public information received from the Company, directly or indirectly, in accordance with the Confidentiality Agreement.

     5.3 Cooperation with Parent Public Offering. The Company hereby consents to the use of its Confidential Information (as defined in the Confidentiality Agreement) by Parent for the purposes of and in connection with a proposed public offering by Parent and to the disclosure of such Confidential Information to the investment bankers, attorneys and other advisors engaged in connection therewith; provided, however, that such Confidential Information shall only be disclosed to the public upon the Company first being given a reasonable opportunity to review and comment on the content of the disclosure relating to the Company; provided, further, however, that any such disclosure which may be made prior to the Effective Time shall be made only as required under United States securities laws; provided, further, that such disclosure shall not adversely affect the Company in any material respect. The Company shall, and shall and use best efforts to cause the Company’s auditors to, cooperate with Parent in connection with Parent’s proposed public offering.

     5.4 Stockholder Approval.

     (a) Subject to Section 4.3, as promptly as practicable, the Company, acting through the Company Board, shall take all action necessary under all applicable Laws to call, give notice of and hold a meeting of the holders of Company Common Stock to vote on a proposal to adopt this Agreement (the “Company Stockholders’ Meeting”). The Company Stockholders’ Meeting shall be held (on a date selected by the Company in consultation with Parent) as promptly as practicable after the mailing of the Proxy Statement. The Company shall ensure that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with all applicable Laws.

     (b) Parent and Merger Sub shall cause all shares of Company Common Stock owned by Parent, Merger Sub or any other Subsidiary or Affiliate of Parent to be voted in favor of the adoption of this Agreement and consummation of the Merger at the Company Stockholders’ Meeting.

     5.5 Public Disclosure. Unless otherwise permitted by this Agreement, Parent and the Company shall consult with each other before issuing any press release, scheduling any press conference or conference call with investors or analysts or otherwise making any public statement regarding the terms of this Agreement or any of the transactions contemplated by this Agreement, and neither shall issue any such press release or make any such statement without the prior approval of the other (which approval shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Laws or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public statement or disclosure shall use its reasonable best efforts to consult with the other party before issuing such press release or making such public statement; provided, however, that any public statement or disclosure that is consistent with a public statement or disclosure previously approved by the other party shall not require the prior approval of such other party.

     5.6 Reasonable Best Efforts; Further Assurances. Subject to Section 4.3, each of the parties to this Agreement shall use its reasonable best efforts to effect the transactions contemplated by this Agreement and to fulfill and cause to be fulfilled the conditions to Closing under this Agreement. Subject to Section 4.3, each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting the consummation of this Agreement and the transactions contemplated by this Agreement. Subject to Section 4.3, no party to this Agreement shall take any action or fail to take any action, which action or failure to act is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Company to consummate this Agreement or the other transactions contemplated by this Agreement.

     5.7 Employees; Employee Benefit Matters.

     (a) For a period of one (1) year following the Effective Time, Parent shall provide, or shall cause to be provided, to each current and former employee of the Company and its Subsidiaries (each, a “Company Employee” and together, the “Company Employees”) compensation and benefits that are no less favorable, in the aggregate, to such Company Employee than the compensation and benefits provided to such Company Employee immediately before the Effective Time. Notwithstanding any other provision of this Agreement to the contrary, (A) Parent shall or shall cause the Surviving Corporation to provide Company Employees whose employment terminates during the one-year period following the Effective Time with the same severance benefits as are currently provided under the Company’s existing severance plan or policy and (B) during such one-year period following the Effective Time, severance benefits offered to Company Employees shall be determined without taking into account any reduction after the Effective Time in compensation paid to Company Employees.

     (b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply with respect to (x) benefit accrual under any defined benefit pension plan, (y) benefit accrual or eligibility under any post retirement health or welfare plan or (z) to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee (other than the health care flexible spending accounts benefits, which are addressed in clause (iii) below), Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan and (iii) for purposes of each New Plan providing health care flexible spending account benefits or dependent care flexible spending account benefits to any Company Employee, Parent shall take into account the contributions of such Company Employee and reimbursements received by such Company Employee under the Old Plan for the plan year in which the employee’s participation in the New Plan commences for purposes of determining the reimbursements that may be made to such employee under the New Plan for the plan year in which such employee’s participation in the New Plan commences; provided, however, that if the Old Plan and New Plan do not operate on the same plan year, the Company Employee’s participation in each Old Plan providing health care flexible spending account benefits or dependent care flexible spending account benefits shall continue for the remainder of the current plan year and such Company Employees will be eligible to participate in each New Plan providing health care flexible spending account benefits or dependent care flexible spending account benefits after the close of the current plan year.

     (c) Immediately prior to the Effective Time, the Company shall pay to each Company Employee employed as of immediately prior to the Effective Time and then participating in the Chaparral Steel Company Three Year Incentive Plan for the Three Consecutive Fiscal Year Periods Ending May 31, 2008 (Non-Executive) a payment equal to the product of (x) 140% of each participant’s annual base salary as in effect immediately prior to the Effective Time and (y) a fraction, the numerator of which shall equal the number of days commencing with and including July 29, 2005 through and including the Effective Time and the denominator of which is 1,096.

     (d) Immediately prior to the Effective Time, the Company shall pay to each Company Employee employed as of immediately prior to the Effective Time and then party to a 2008 Annual Incentive Award Agreement pursuant to the Chaparral Steel Company 2006 Omnibus Incentive Plan (Fiscal Year 2008) or participating in the Chaparral Steel Company Senior Management Annual Incentive Plan (Fiscal Year 2008) or the Chaparral Steel Company ROA Annual Incentive Plan (Fiscal Year 2008) (together, the “2008 Incentive Programs”) a payment equal to the product of (x) the greater of (A) the Company Employee’s award under the comparable agreement or plan for fiscal year 2007 and (B) the Company Employee’s entitlement under the applicable 2008 Incentive Program determined in good faith by the Company based on the Company’s actual performance through the end of the last full month immediately preceding the Effective Time, extrapolated on a straight line basis, in order to establish a full year performance measure and a full year incentive award and (y) a fraction, the numerator of which shall equal the number of days commencing with and including June 1, 2007 through and including the Effective Time and the denominator of which is 365.

     (e) The Company shall continue to pay monthly and quarterly cash bonuses to Company Employees participating in the Company’s Fiscal Year 2008 Production & Maintenance Incentive Plan (Texas) or Fiscal Year 2008 Production & Maintenance Incentive Plan (Virginia) in the ordinary course of business consistent with past practice.

     (f) This Agreement shall inure exclusively to the benefit of and be binding upon the parties hereto and their respective successors, assigns, executors and legal representatives. Nothing in this Section 5.7(f), express or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. Nothing contained herein is intended to amend, nor shall it amend, any (i) Company Benefit Plan or (ii) similar plan, policy or arrangement of Parent.

     5.8 Director and Officer Indemnification.

     (a) The Surviving Corporation shall not, with respect to indemnification of directors, officers, employees and agents, amend, repeal or otherwise modify after the Effective Time the certificate of incorporation or bylaws of the Surviving Corporation in any manner that would adversely affect the rights thereunder of the Persons who at any time prior to the Effective Time were identified as prospective indemnitees under the Company Charter or the Company Bylaws in respect of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement).

     (b) From and after the Effective Time, Parent and the Surviving Corporation shall, to the fullest extent permitted by applicable Laws, indemnify, defend and hold harmless the present and former directors, officers, employees and agents of the Company or any of its Subsidiaries in their capacities as such (each, an “Indemnified Party”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim based in whole or in part on or arising in whole or in part out of the fact that such Indemnified Party is or was a director, officer, employee or agent of the Company or any Subsidiary of the Company, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement) or taken at the request of Parent pursuant to Section 5.6 or otherwise under this Agreement.

     (c) From and after the Effective Time, Parent shall cause the individuals serving as officers and directors of the Company or any of its Subsidiaries immediately prior to the Effective Time and any other Person who is covered by the Company’s current directors’ and officers’ liability insurance policy to be covered with respect to acts or omissions occurring at or prior to the Effective Time for a period of six (6) years from and after the Effective Time either by the directors’ and officers’ liability insurance policy maintained by the Company or by directors’ and officers’ liability insurance policies, issued by reputable insurers, with policy limits, terms and conditions at least as favorable as the limits, terms and conditions in the existing policy of the Company; provided that prior to the Effective Date, the Company may substitute therefor a six-year prepaid “tail policy” with respect to directors’ and officers’ liability insurance with policy limits, terms and conditions at least as favorable as the limits, terms and conditions in the existing policy of the Company; provided, however, that in no event shall Parent be required (or the Company be permitted) to expend annually in the aggregate an amount pursuant to this Section 5.8(c) in excess of 300% of the annual premiums currently paid by the Company for such insurance (the “Insurance Amount”); and provided, further, that if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Insurance Amount, Parent or the Company, as applicable, will obtain the maximum amount of directors’ and officers’ insurance or “tail” coverage obtainable for an annual premium equal to the Insurance Amount.

     (d) In the event Parent or any of its successors or assigns or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, assume the obligations set forth in this Section.

     (e) The provisions of this Section 5.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

     5.9 Advise of Changes. The Company and Parent shall promptly advise each other of the occurrence, or non-occurrence of any change or event which would reasonably be expected to result in a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable; provided, however, that the delivery of any notice pursuant to this Section 5.9 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.

     5.10 Rule 16b-3 Actions. Parent, Merger Sub and the Company shall take all commercially reasonable actions as may be required to cause any dispositions of equity securities of the Company or acquisitions of equity securities of Parent by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

     5.11 Financing Assistance.

     (a) Prior to the Closing, the Company shall use its commercially reasonable efforts to, and shall cause its Subsidiaries and its and their respective officers, employees and representatives to use their commercially reasonable efforts to, assist Parent and Merger Sub in connection with the arrangement of any financing to be consummated prior to or contemporaneously with the Closing in respect of the transactions contemplated by this Agreement, including any refinancing or replacement of any existing, or the arrangement of any new, facility for indebtedness of the Company and its Subsidiaries; provided that such assistance does not (i) unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries, (ii) cause any representation or warranty in this Agreement to be breached, (iii) cause any condition to Closing set forth in Article VI to fail to be satisfied or otherwise cause any breach of this Agreement or any material agreement to which the Company or any of its Subsidiaries is a party or (iv) involve any binding commitment by or cost to the Company or any of its Subsidiaries which commitment or cost is not conditioned on the Closing and does not terminate without liability to the Company or any of its Subsidiaries upon the termination of this Agreement.

     (b) The Company shall, and shall cause its Subsidiaries to and shall use commercially reasonable efforts to cause its and their respective officers, employees and representatives to (i) enter into customary agreements, including underwriting and purchase agreements, in connection with the debt financing, (ii) participate in meetings, due diligence sessions and road shows, (iii) assist in preparing offering memoranda, rating agency presentations, private placement memoranda, prospectuses and similar documents, (iv) use commercially reasonable efforts to obtain comfort letters of accountants and legal opinions, and (v) otherwise make available documents and information relating to the Company and its Subsidiaries, in the case of each of (i) through (iv), as may be reasonably requested by Parent; provided that the foregoing clauses (i) through (v) do not (A) unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries, (B) cause any representation or warranty in this Agreement to be breached, (C) cause any condition to Closing set forth in Article VI to fail to be satisfied or otherwise cause any breach of this Agreement or any material agreement to which the Company or any of its Subsidiaries is a party of (D) involve any binding commitment by or cost to the Company or any of its Subsidiaries which commitment or cost is not conditioned on the Closing and does not terminate without liability to the Company or any of its Subsidiaries upon the termination of this Agreement.

     (c) For the avoidance of doubt, the transactions contemplated by this Agreement are not subject to a financing contingency. The Company shall act in good faith in using commercially reasonable efforts to assist Parent and Merger Sub in connection with the arrangement of any financing as described above, but Parent as Merger Sub shall not assert that any failure to comply with this Section 5.11 as a reason not to consummate the transactions contemplated hereby or to terminate this Agreement.

ARTICLE VI
CONDITIONS PRECEDENT

     6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of the Parent and the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

     (a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

     (b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction, other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; nor shall there be any statute, rule, regulation or order enacted, entered, or enforced which prevents or prohibits the consummation of the Merger or results in any judgment or assessment of damages, directly or indirectly, which, individually or in the aggregate, have had or would be reasonably expected to have a Company Material Adverse Effect.

     (c) Governmental Approval. Any waiting period applicable to the Merger under the HSR Act shall have expired or been terminated and any approvals, consents, registrations and permits required to be obtained from any Governmental Authority before the Merger can be consummated under any other Antitrust Law shall have been obtained (and reasonably satisfactory evidence thereof shall have been delivered to each party), other than any such approvals, consents, registrations or permits the failure of which to obtain would not have, individually or in the aggregate, a Company Material Adverse Effect.

     6.2 Conditions to Parent’s and Merger Sub’s Obligation to Effect the Merger. The obligation of the Parent and Merger Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

     (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct, in each case as of the date of this Agreement and as of the Effective Date as though made on such date (except to the extent such representations and warranties are expressly made only as of a specific date, in which case as of such specific date), except where the failures to be so true and correct (for this purpose disregarding any qualification or limitation as to materiality or a Company Material Adverse Effect) do not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     (b) Performance of Obligations of the Company. The Company shall have performed in all material respects its obligations required to be performed by it under this Agreement, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

     6.3 Conditions to the Company’s Obligation to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

     (a) Representations and Warranties. The representations and warranties of Parent set forth in this Agreement shall be true and correct, in each case as of the date of this Agreement and as of the Effective Date as though made on such date (except to the extent such representations and warranties are expressly made only as of a specific date, in which case as of such specific date), except where the failures to be so true and correct (for this purpose disregarding any qualification or limitation as to materiality or a Parent Material Adverse Effect) do not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

     (b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects the respective obligations required to be performed by them under this Agreement, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

ARTICLE VII
TERMINATION AND AMENDMENT

     7.1 Termination. Whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, this Agreement may be terminated:

     (a) by mutual consent of Parent and the Company, by action of their respective boards of directors, at any time prior to the Effective Time;

     (b) by either Parent or the Company if the Effective Time shall not have occurred on or before the close of business on March 31, 2008 (the “Outside Date”) (provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach of any provision of this Agreement has been the cause of the Effective Time not occurring by the close of business on the Outside Date);

     (c) by Parent at any time prior to the Effective Date, if (i) the Company shall have breached any of its representations, warranties or obligations hereunder to an extent that would cause the conditions set forth in Section 6.2(a) and (b) not to be satisfied and such breach shall not have been cured within thirty (30) Business Days of receipt by the Company of written notice of such breach (provided that the right to terminate this Agreement by Parent shall not be available to Parent if Parent is at that time in material breach of this Agreement), (ii) the Company Board shall have withdrawn or modified, or proposed publicly to withdraw or modify, the Company Board Recommendation in a manner adverse to Parent or Merger Sub or (iii) the Company Board shall have approved or recommended, or proposed publicly to approve or recommend, a Takeover Proposal;

     (d) by the Company at any time prior to the Effective Date, if Parent or Merger Sub shall have breached any of its representations, warranties or obligations hereunder to an extent that the representations and warranties of Parent shall not be true and correct in all material respects, in each case as of the date of this Agreement and as of the Effective Time as though made on such date, except to the extent such representations and warranties are expressly made only as of an earlier date, in which case as of such earlier date; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(d) if (i) such breach shall have been cured within 30 Business Days following receipt by Parent or Merger Sub of written notice of such breach, (ii) the cumulative effect of all inaccuracies of such representations and warranties (for this purpose disregarding any qualification or limitation as to materiality or Parent Material Adverse Effect), and such breaches of obligations, is not reasonably likely to have a Parent Material Adverse Effect, or (iii) the Company is at that time in material breach of this Agreement;

     (e) by the Company at any time prior to the Effective Date in order to enter into an agreement relating to a Superior Proposal in accordance with Section 4.3; provided that the Company has complied in all material respects with the provisions of Section 4.3; and provided, further, that prior to or concurrently with such termination, the Company pays the Termination Fee payable pursuant to Section 7.3(b);

     (f) by either Parent or the Company if any Governmental Entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger (i) as violative of any Antitrust Law or (ii) for any reason other than under any Antitrust Law, and, in either case, such order, decree, ruling or other action shall have become final and non-appealable; and

     (g) by either Parent or the Company if, upon a vote at a duly held meeting (or any adjournment thereof) to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained.

     The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give notice of such termination to the other party.

     7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and of no effect and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers, directors, stockholders or Affiliates; provided, however, that (a) the provisions of Section 5.5 (Public Disclosure), this Section 7.2, Section 7.3 (Expenses and Termination Fee), Article VIII (Definitions) and Article IX (General Provisions) shall remain in full force and effect and survive any termination of this Agreement and (b) nothing herein shall relieve any party from liability for fraud or willful material breach in connection with this Agreement or the transactions contemplated by this Agreement.

     7.3 Expenses and Termination Fees.

     (a) Subject to subsections (b), (c) and (d) of this Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement (including the fees and expenses of its advisers, brokers, finders, agents, accountants and legal counsel) shall be paid by the party incurring such expense.

     (b) In the event that the Company shall terminate this Agreement pursuant to Section 7.1(e), then upon termination the Company shall pay or cause to be paid by wire transfer of same-day funds to Parent a termination fee equal to $95 million (the “Termination Fee”).

     (c) In the event that (i) Parent shall terminate this Agreement pursuant to Section 7.1(c) (ii) or (iii), and (ii) a definitive agreement is entered into by the Company with respect to a Takeover Proposal within 12 months following the date of such termination (regardless of whether the transactions contemplated by such agreement are consummated within 12 months following the date of such termination), then the Company shall promptly following consummation of such transaction pay or cause to be paid by wire transfer of same-day funds the Termination Fee to Parent; provided, however, that for the purpose of this Section 7.3(c), all references in the definition of Takeover Proposal to “30%” shall instead be deemed to refer to “a majority.”

     (d) In the event that (i) Parent or the Company shall terminate this Agreement pursuant to Section 7.1(g), (ii) prior to the time of such termination a bona fide Takeover Proposal with respect to the Company has been publicly made or otherwise made known to the Company’s stockholders and not withdrawn prior to such termination, and (iii) a definitive agreement is entered into by the Company with respect to a Takeover Proposal (regardless of whether the transactions contemplated by such agreement are consummated within 12 months following the date of such termination), the Company shall promptly following consummation of such transaction pay or cause to be paid by wire transfer of same-day funds the Termination Fee to Parent; provided, however, that for the purpose of this Section 7.3(d), all references in the definition of Takeover Proposal to “30%” shall instead be deemed to refer to “a majority.”

     (e) In no event shall the Company be obligated to pay to Parent under this Section 7.3 an aggregate amount in excess of the Termination Fee. The Company’s payment of a Termination Fee pursuant to this Section 7.3 shall be the sole and exclusive remedy of Parent and/or Merger Sub with respect to the occurrences giving rise to such payment; provided that such limit shall not limit liability for a willful breach of this Agreement.

     (f) In the event that either the Company or Parent is entitled to terminate, and terminates, this Agreement pursuant to Section 7.1(b) or 7.1(f)(i) and at the time of such termination (i) all of the conditions set forth in Sections 6.2(a) and (b) would be able to be satisfied, and (ii) neither the Company nor Parent is entitled to terminate this Agreement pursuant to Section 7.1(f)(ii), then Parent shall pay or cause to be paid to the Company a termination fee equal to $225 million (the “Nonclearance Termination Fee”) on or before the fifth (5th) Business Day following such termination, by wire transfer of same-day funds to an account designated in writing to Parent by the Company at least two (2) Business Days after such termination. Parent’s payment of a Nonclearance Termination Fee pursuant to this Section 7.3(f) shall be the sole and exclusive remedy of the Company with respect to the occurrences giving rise to such payment; provided that such limit shall not limit liability for a willful breach of this Agreement.

ARTICLE VIII
DEFINITIONS

     8.1 Certain Defined Terms. Unless the context otherwise requires, the following terms, when used in this Agreement, shall have the respective meanings specified below (such meanings to be equally applicable to the singular and plural forms of the terms defined):

     “2008 Incentive Programs” is defined in Section 5.7(d).

     “Affiliate” of a Person means any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

     “Agreement” is defined in the Preamble.

     “Antitrust Counsel Only Material” is defined in Section 5.1(c).

     “Antitrust Law” is defined in Section 5.1(c).

     “Assets” is defined in Section 2.14(a).

     “Authorizations” is defined in Section 2.12(b).

     “Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York are authorized or obligated by Laws or executive order to be closed.

     “Certificate of Merger” is defined in Section 1.2(b).

     “Closing” is defined in Section 1.2(a).

     “Closing Date” is defined in Section 1.2(a).

     “Code” means the Internal Revenue Code of 1986, as amended.

     “Company” is defined in the Preamble.

     “Company Benefit Plans” is defined in Section 2.10(a).

     “Company Board” is defined in the Recitals.

     “Company Board Recommendation” is defined in Section 5.1(a).

     “Company Bylaws” means the Bylaws of the Company.

     “Company Charter” means the Amended and Restated Certificate of Incorporation of the Company.

     “Company Common Stock” is defined in Section 2.2(a).

     “Company Consents” is defined in Section 2.4.

     “Company Disclosure Schedule” is defined in Article II.

     “Company Dissenting Shares” is defined in Section 1.6(a).

     “Company Employees” is defined in Section 5.7(a).

     “Company Filings” is defined in Section 2.5(d).

     “Company Financial Statements” is defined in Section 2.5(b).

     “Company Intellectual Property” is defined in Section 2.18(a).

     “Company Material Adverse Effect” means (a) any change, event, development or effect that prevents, or is reasonably likely to prevent the Company from consummating the Merger and the other transactions contemplated by this Agreement or (b) a material adverse effect on the business, condition (financial or otherwise) or continuing results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that no change, event, development or effect resulting from the following shall constitute, or be taken into account in determining whether there is or has been, a Company Material Adverse Effect:

     (i) changes in conditions affecting the steel industry generally or the United States or global economy, unless such changes have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole;

     (ii) general political, economic or business conditions or changes therein (including the commencement, continuation or escalation of a war or other material international or national calamity or acts of terrorism);

     (iii) earthquakes, hurricanes, other natural disasters or acts of God, unless such changes have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole;

     (iv) general financial or capital market conditions, including interest rates, or changes therein;

     (v) any changes in applicable Law, rules, regulations, or GAAP or other accounting standards, or authoritative interpretations thereof, after the date of this Agreement;

     (vi) the negotiation, execution, announcement or performance of this Agreement or the performance or consummation of the transactions contemplated by this Agreement, any litigation resulting therefrom, or the impact thereof on relationships, contractual or otherwise, with customers, suppliers, lenders, investors or employees;

     (vii) any action or omission required pursuant to the terms of this Agreement, or pursuant to the express written request of Parent, or any action otherwise taken by Parent or Merger Sub; or

     (viii) a decrease in the market price of the shares of Company Common Stock; provided that the exception in this clause (viii) shall not prevent or otherwise affect a determination that any change or effect underlying such a decrease in market price has resulted in, or contributed to, a Company Material Adverse Effect.

     “Company Option” is defined in Section 1.7(a).

     “Company Preferred Stock” is defined in Section 2.2(a).

     “Company Representatives” is defined in Section 4.3(a).

     “Company Restricted Shares” is defined in Section 1.7(b).

     “Company SEC Documents” is defined in Section 2.5(a).

     “Company Stockholder Approval” means the affirmative vote to adopt this Agreement and the transactions contemplated by this Agreement of the holders of a majority of the votes of the outstanding shares of Company Common Stock entitled to vote thereon.

     “Company Stockholders’ Meeting” is defined in Section 5.4(a).

     “Compensation Committee” is defined in Section 1.7(d).

     “Confidentiality Agreement” means the Confidentiality Agreement, dated as of June 4, 2007, as amended on June 19, 2007, between Parent and the Company, as it may be amended from time to time.

     “Contract” means a note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, or other instrument or obligation.

     “Debt Commitment” is defined in Section 3.9.

     “Debt Commitment Letter” is defined in Section 3.9.

     “Deferred Share Consideration” is defined in Section 1.7(c).

     “Deferred Shares” is defined in Section 1.7(c).

     “DGCL” means the Delaware General Corporation Law, as amended.

     “DOJ” is defined in Section 5.1(c).

     “Effective Time” is defined in Section 1.2(b).

     “Environmental Laws” means any applicable Laws relating to the environment, natural resources, or pollution, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substances, wastes or materials or to the effect of the foregoing on human health or safety or the environment.

     “ERISA” is defined in Section 2.10(a).

     “ERISA Affiliate” is defined in Section 2.10(c).

     “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     “Exchange Fund” is defined in Section 1.12.

     “Exon-Florio Amendment” means the Exon-Florio amendment to the Defense Production Act of 1950.

     “FTC” is defined in Section 5.1(c).

     “GAAP” means United States generally accepted accounting principles.

     “Governmental Entity” means any domestic, foreign or supranational government or subdivision thereof, administrative, governmental, prosecutorial or regulatory authority, agency, commission, court, tribunal or body or self-regulatory organization.

     “Governmental Order” means any order, writ, judgment, injunction or decree entered by or with any Governmental Entity.

     “Guarantor” is defined in the Preamble.

     “Guaranty” is defined in the Recitals.

     “Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, to the extent regulated pursuant to any Environmental Law.

     “HSR Act” is defined in Section .2.4.

     “Indemnified Party” is defined in Section 5.8(b).

     “Insurance Amount” is defined in Section 5.8(c).

     “Intellectual Property” includes all U.S. and foreign (i) copyrights, including copyright registrations and copyright applications, (ii) trademarks, including trademark registrations and applications for registration, (iii) patents and patent applications, (iv) service marks, including service mark registrations and applications for registration, and any other indicators of source, (v) trade names, (vi) Internet domain names, (vii) databases, (viii) computer programs, including source code, object code, algorithms, structure, display screens, layouts, development tools, instructions, templates and computer software user interfaces, (ix) knowhow, (x) trade secrets and other confidential or proprietary information or materials, (xi) customer lists, (xii) proprietary technology, (xiii) processes and formulae, (xiv) marketing materials created by the Company or its Subsidiaries, (xv) inventions, (xvi) trade dress, (xvii) logos, (xviii) designs, and (xix) any other equivalent or associated intangible property, in each case used by the Company or its Subsidiaries in their respective businesses.

     “internal controls” is defined in Section 2.5(g).

     “IRS” means the Internal Revenue Service.

     “JP Morgan” is defined in Section 3.6.

     “knowledge” with respect to the Company or any of its Subsidiaries means actual knowledge, as of the date of this Agreement, of any of those Persons set forth in Section 8.1(a) of the Company Disclosure Schedule.

     “Laws” means all federal, state, local and foreign statutes, laws, codes, rules, regulations and ordinances.

     “Leased Assets” is defined in Section 2.14(a).

     “Lender” is defined in Section 3.9.

     “Lien” means any lien, claim, charge, option, encumbrance, encroachment, mortgage, deed of trust, lease or sublease, license or sublicense, any imperfection or irregularity of title, adverse claim, pledge or security interest or other restrictions of any kind or nature.

     “Lost Stock Affidavit” is defined in Section 1.13(a).

     “Material Contract” is defined in Section 2.13(a).

     “Merger” is defined in the Recitals.

     “Merger Consideration” is defined in Section 1.4(a).

     “Merger Sub” is defined in the Preamble.

     “Minimum Condition” is defined in Annex I.

     “NASDAQ” means the Nasdaq Stock Market, Inc.

     “New Plans” is defined in Section 5.7(b).

     “Nonclearance Termination Fee” is defined in Section 7.3(f).

     “Notice Period” is defined in Section 4.3(e).

     “Old Plans” is defined in Section 5.7(b).

     “Option Consideration” is defined in Section 1.7(a).

     “Outside Date” is defined in Section 7.1(b).

     “Parent” is defined in the Preamble.

     “Parent Disclosure Schedule” is defined in Article III.

     “Parent Consents” is defined in Section 3.3.

     “Parent Material Adverse Effect” means any material adverse effect on the ability of Parent to timely consummate the Merger and the other transactions contemplated by this Agreement.

     “Parent Representatives” is defined in Section 5.2(a).

     “Paying Agent” is defined in Section 1.12.

     “Permitted Liens” means any Liens that are (i) carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or similar common law or statutory liens or encumbrances arising in the ordinary course of business which are not delinquent or remain payable without penalty, (ii) encumbrances for Taxes and other assessments or governmental charges or levies not yet due and delinquent or for Taxes that are contested in good faith, (iii) any other Liens that individually or in the aggregate would not reasonably be expected to result in a Company Material Adverse Effect, and (iv) for Leased Assets, the lease that creates a leasehold estate.

     “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other legal entity or Governmental Entity.

     “Proxy Statement” is defined in Section 5.1(a).

     “Regulation S-X” means 17 CFR § 210.1 -01, et seq.

     “Rights Agreement” means the Rights Agreement, dated as of July 29, 2005, by and among the Company and Mellon Investor Services LLC, as Rights Agent.

     “SEC” means the Securities and Exchange Commission.

     “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     “SOX” means the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

     “Subsidiary” of any Person means any corporation, partnership, limited liability company, joint venture or other entity in which such Person (a) owns, directly or indirectly, 50% or more of the outstanding voting securities or equity interests or (b) is a general partner or managing member.

     “Superior Proposal” is defined in Section 4.3(d).

     “Surviving Corporation” is defined in Section 1.1.

     “Takeover Proposal” is defined in Section 4.3(d).

     “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes (including estimated taxes), charges, customs, duties, or similar government fees, levies or assessments, together with all penalties and additions to tax and interest thereon.

     “Tax Proceedings” is defined in Section 2.9(b).

     “Tax Returns” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied to, or required to be supplied to, a Governmental Entity.

     “Termination Fee” is defined in Section 7.3(b).

     “Third Party” is defined in Section 4.3(d).

     “WARN” is defined in Section 2.11(b).

     ARTICLE IX
GENERAL PROVISIONS

     9.1 Nonsurvival of Representations, Warranties and Agreements. The representations, warranties and agreements set forth in this Agreement shall terminate at the Effective Time, except that the agreements set forth in Article I (the Merger), Section 5.7 (Employees; Employee Benefit Matters), Section 5.8 (Director and Officer Indemnification) and this Article IX shall survive the Effective Time.

     9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered personally, telecopied (with confirmation), or delivered by an overnight courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a)      if to Parent, Merger Sub or Guarantor, to:

               Gerdau Ameristeel Corporation
               4221 West Boy Scout Boulevard, Suite 600
               Attention:      Robert E. Lewis
               Fax:              (813) 207-2251

               with a copy to:

               Simpson Thacher & Bartlett LLP
               425 Lexington Avenue
               New York, NY 10017-3954
               Attention:      Alan M. Klein
               Fax:              (212) 455-2503

               and

     (b)     if to the Company, to:

               Chaparral Steel Company
               300 Ward Road
               Midlothian, Texas 76065
               Attention:      Robert Crawford
               Fax:              (972) 779-1944

               with a copy to:

               Wachtell, Lipton, Rosen & Katz
               51 West 52nd Street
               New York, New York 10019
               Attention:      Trevor S. Norwitz, Esq.
               Fax:              (212) 403-2000

     9.3 Interpretation. When a reference is made in this Agreement to an Article, a Section, an Exhibit or a Schedule, such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The phrase “the date of this Agreement” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the first paragraph of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. As used in this Agreement, (i) the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation,” (ii) the word “or” shall not be exclusive, (iii) the words “hereof,” “herein” and “hereby” and words of similar import refer to this Agreement as a whole (including any Exhibits and Schedules hereto) and not to any particular provisions of this Agreement, (iv) all references to any period of days shall be to the relevant number of calendar days unless otherwise specified, (v) all references to dollars or to “$” shall be references to United States dollars and (vi) all accounting terms shall have their respective meanings under GAAP.

     9.4 Disclosure Schedules. Disclosure of any matter in any section of the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is reasonably apparent that such disclosure is applicable to such other Section. The mere inclusion of an item in such Company Disclosure Schedule or Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable.

     9.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Facsimile or PDF transmission of any signature will be deemed the same as delivery of an original.

     9.6 Entire Agreement. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Company Disclosure Schedule and Parent Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms.

     9.7 Binding Effect; Assignment. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided that Parent or Merger Sub may assign all or part of their respective rights or obligations, without reducing their own obligations hereunder, to an Affiliate of Parent. Subject to the preceding sentence, this

Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     9.8 Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that an amendment made subsequent to adoption of this Agreement by the stockholders of the Company shall not (i) alter or change the amount or kind of consideration to be received on conversion of Company Common Stock or (ii) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of Company Common Stock in any material respect.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies hereunder provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Laws.

     9.9 Third Party Beneficiaries. Except for (a) the rights of the holders of shares of Company Common Stock to receive the Merger Consideration after the Effective Time, (b) the rights of holders of Company Options, Company Restricted Shares and Deferred Shares pursuant to Section 1.7 (Options and Other Awards), (c) the right of the Company on behalf of its stockholders to pursue damages in the event of Parent’s or Merger Sub’s breach of any covenant or agreement contained in this Agreement, and (d) the provisions of Section 5.8 (Director and Officer Indemnification), this Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

     9.10 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without reference to such state’s principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, any Delaware State court and the Federal court of the United States of America sitting in the State of Delaware) in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the Laws of the State of Delaware for such Persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

     9.11 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

     9.12 Rules of Construction. The parties hereto have participated jointly and been represented by counsel in the negotiation and drafting of this Agreement and, therefore, this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation in favor of or against any party by virtue of the authorship of any provision of this Agreement.

     9.13 Waiver of Jury Trial. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT WHICH ANY PARTY MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY PROCEEDING, LITIGATION OR COUNTERCLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. IF THE SUBJECT MATTER OF ANY LAWSUIT IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY TO THIS AGREEMENT SHALL PRESENT AS A NON-COMPULSORY COUNTERCLAIM IN ANY SUCH LAWSUIT ANY CLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. FURTHERMORE, NO PARTY TO THIS AGREEMENT SHALL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL CANNOT BE WAIVED.

     9.14 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void, invalid or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such illegal, void, invalid or unenforceable provision of this Agreement with a legal, valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such illegal, void, invalid or unenforceable provision.

     IN WITNESS WHEREOF, Parent, Merger Sub, Guarantor and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

CHAPARRAL STEEL COMPANY

By: /s/ Tommy A. Valenta
Name: Tommy A. Valenta
Title: President and CEO

GERDAU AMERISTEEL CORPORATION

By: /s/ Mario Longhi
Name: Mario Longhi
Title: President and CEO

GCV INC.

By: /s/ Mario Longhi
Name: Mario Longhi
Title: President and CEO

Solely for the purposes of Section 1.15 and
Article IIIA:

GERDAU, S.A.

By: /s/ Andre B.G. Johannpeter
Name: Andre B.G. Johannpeter
Title: CEO